SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2006

Commission File Number 001-14481

TELE LESTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Leste Cellular Participações Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

MANAGEMENT’S REPORT

The management of Tele Leste Celular Participações S/A – “TLE”, a company operated by Telefónica Móviles and Portugal Telecom, operating under the brand name VIVO, is submitting Management’s Report and the company’s Financial Statements, together with the Independent Auditors’ and Audit Committee reports for fiscal year ended at December 31, 2005, in compliance with the provisions in the law and bylaws.

Message from the Chief Executive Officer

2005 was a year of important advances for VIVO, the brand under which the companies Telesp Celular Participações S.A. – TCP (controlling shareholder of Tele Centro Oeste Celular Participações S.A. – TCO), Tele Leste Celular Participações S.A. – TLE, Tele Sudeste Participações S. A – TSD and Celular CRT Participações – Celular CRT all operate; they all make up the assets of the joint venture formed by Telefónica Móviles and Portugal Telecom. A customer base of close to 30 million clients in December 2005 is the best evidence of VIVO’s leadership in the Brazilian mobile communications market. But of greater value than its superiority in terms of “market share” are the quality of its customer base and its leadership in revenue share and EBITDA figures.
In general, the players in this market have based competition strategies on powerful mechanisms designed to reduce entry level prices and on high investments in advertising and marketing. Vivo has adapted to market conditions, without putting in risk its capacity of generating results, which allows it to continue its quality relationships with its clients, shareholders and community. Increasing numbers of postpaid subscribers and ongoing income data growth registered between 2004 and 2005 are some of the indicators that attest that the path chosen was the right one.
The Brazilian market, with approximately 85 million cell phone users, still has room for growth, albeit at a slower pace than in the past few years.  VIVO is on the lookout for opportunities to add new customers to its base. But, in the current scenario, the organization’s major challenge is to “win over” the customers it already has, that is, to ensure their loyalty. There is a very simple form of making customers confirm their choice in appointing VIVO as their carrier: a continual drive for customer satisfaction, through service excellence, especially in billing, card recharging and customer services. These are key factors for the customer and, thus, key factors in VIVO’s strategy. Quality in these items that are sensitive to customers is what is going to make the difference.

Ongoing advances

In 2005, VIVO evolved significantly in several fields. Expansion projects and the CDMA overlay allowed Vivo to increase by about 20% the digital coverage in several areas. One of the highlights was the State of São Paulo, which now has VIVO coverage in 100% of its municipalities. Besides growing in terms of quantity, the organization gained points in terms of service quality, evidenced by the increase in the completed originated call rate to 78%, from 72%, well above the 67% targeted by Anatel.
VIVO also made significant progress in its projects to unify the main business and operation support systems. In 2005, SAP and data warehouse projects were finally concluded. Unification of billing, prepaid and front-office systems has also moved forward and is expected to be fully completed in 2006. These moves gave the organization greater agility, efficiency and competitiveness. They have, among other things, made the launch of new products easier and enabled VIVO to offer customers the same promotions and type of relations, regardless of which area they are in.
One other contribution towards consolidating the organization into one single entity that must be mentioned was the decision by the boards of directors of the companies operating under the VIVO brand to promote the corporate restructuring that will result in a single publicly held company - Vivo Participações S.A.
The system unification projects and improvement in customer services have proved to have successful results among customers as evidenced, for example, by the drop in call center calls in 2005 as compared to those of the previous year.

Third Generation

With respect to technology, CDMA EVDO, VIVO’s Third Generation System, which guarantees very high data transmission speeds, is now fully operational in São Paulo, Rio de Janeiro, Curitiba, Porto Alegre, Salvador and Brasília. This technology is the cornerstone for some significant innovations in services, such as Vivo Play 3G and Vivo Zap 3G. Included in the important launches made in 2005 are Smart Mail (a corporate service that permits real time access to office e-mails) and Vivo Moblog (a service which, differently from common blogs, allows both the Internet and cell phones to be used in text and image configurations and publications).  To innovate is one of the key factors in increasing data service revenues, which already account for 6% of total revenues. Use of the Vivo Downloads service alone – which includes the downloading of games, images and musical tones – has risen by 200% from 2004 to 2005.
But for VIVO, to innovate entails much more than to introduce a new service in the market or to pursue cutting-edge technology. It is equally important to innovate in terms of processes, attitudes, customer relations and employee relations. To simplify offers or improve communication mechanisms between in-house departments to expedite delivery of a solution to a demand to the Call Center are innovations that do not require sophisticated technology and have an important positive impact on customers.
If VIVO put a lot of energy into the businesses throughout 2005, it did so without disregarding another essential aspect: exercising its social responsibility, whether in forging an ethical and transparent relationship with its different target publics – customers, shareholders, employees, community members and government authorities – or in participating in initiatives that promote progress and social equality. The close to 40 projects sponsored by Instituto Vivo, especially in the field of Education, benefit more than 200,000 persons across Brazil. A civic effort to which all VIVO employees contribute is the VIVO Volunteer Program, which organizes activities designed mainly for the visually disabled.

Transformation

2005 was, without any doubt, a year of major realizations for Vivo, as the reader will have opportunity to see in greater detail throughout this report. But one factor has made 2005 a decisive year: it marks the beginning of a new era for the organization. An era in which VIVO will be fully devoted to customer satisfaction.
This is a challenging strategic guideline as it requires the fine-tuning of all the departments to focus on the customer’s “cause”. It requires changes that will only be brought about if the people that make up the organization are strongly determined to undertake them. And VIVO’s professionals are. The climate survey conducted at the end of 2005 showed that all employees fully endorse the new strategic orientation, clearly identify the paths of change that must be followed and are willing and prepared to help VIVO become a 100% customer-oriented company, with segmented promotions and excelling in general, billing, recharging and customer services. These are essential elements that add value to the customer and to VIVO’s business.

2005 Highlights

  Leading position in mobile telephony in Brazil with a 34.5% market share (source: Anatel);
  Approximately 30 million customers at the end of 2005;
  100% coverage in all of the municipalities of the State of São Paulo;
  The greatest coverage in Brazil – servicing over 2,200 municipalities;
  More than 7,600 points of sale of its own or outsourced;
  Pioneer in providing 3rd Generation Services in Brazil, due to the introduction of the CDMA EV-DO technology in its main capital cities (São Paulo, Rio de Janeiro, Florianópolis, Curitiba, Porto Alegre, Salvador, Vitória and Brasília);
  Main innovations: Vivo Play 3G, Vivo ZAP, Smart Mail and Globalmoto;
  15 million downloads since 2003;
  2 million VIVO Wap users per month;
  More than 6,300 direct jobs;
  11th best valued brand on the domestic market, according to Internbrand ranking, worth US$ 218 million;
  SAP project completed, unifying the entire management system;
  Data warehouse unification project completed;
  Vivo was granted more than 40 awards, with special mention to the Caboré Prize – for best advertiser of the year; and
  Sponsorships: Barco Brasil 1 in Volvo Ocean Race and Brazilian Soccer Team.

1 – Political and Economic Environment

In 2005 the fundamentals of the export sector of the Brazilian economy continued to show an improvement. The trade balance registered a historical record surplus of US$ 44.8 billion, which resulted, despite the increase in profit and dividend remittances to US$ 13.4 billion, in a current account surplus in the equivalent of 1.8% of GDP. The level of foreign reserves rose to US$ 53.8 billion, the highest level posted since 1998; IMF debt of US$ 15.5 billion was paid earlier than scheduled and foreign debt reduced by US$ 34 billion, while the domestic securities debt indexed to foreign exchange rates was paid off. These efforts enhanced all foreign solvency indicators, which strengthened the downward trend in the Brazil risk premium throughout the year, to 303 bps at year end, 1 bps higher than the lowest risk level registered by Brazil since this indicator first started to be measured.

Due to the improvement in the foreign solvency rate and ongoing decline in the risk premium, the foreign exchange rate continued to steadily drop, with the US dollar depreciating in relation to the Brazilian real. In 2005, Brazil’s currency registered a nominal appreciation of 17.1% - annual average versus last year’s average. The face value appreciation of the Brazilian real was one of the factors that contributed to achieving the inflation target in 2005. Inflation according to the IPCA (Expanded Consumer Price Index) of 5.7% in 2005, the lowest since 1998, was slightly higher than the 5.1% Central Bank target, but well within the tolerance bracket.

The second reason why the inflation rate (based on the IPCA) remained within the tolerance brackets established by Central Bank was the rise in interest rate in 2005. During the year, the Central Bank of Brazil raised the SELIC rate (Special Settlement and Custody System) to 19.75% in August, from 18.25% in January, and then reduced it to 18.0% in December. As a result, the accumulated nominal rate registered in the year was 19.0%, or 12.6% in real terms. It should be mentioned, on the other hand, that this increase in real interest rate also reduced economic activity, particularly in the second half of the year. Because of this, the growth rate for the Brazilian GDP should be 2.0% for 2005.

Worldwide Mobile Phone Market

The worldwide mobile phone market grew 21.0% and 25.3% in 2003 and 2004, respectively.
Similar growth of around 24% is estimated for 2005. In 2005, total number of cell phone users worldwide exceeded the two-billion mark.
The penetration of mobile phones worldwide is expected to have reached 29% in 2005, up five percentage points over 2004.
Prepaid plans continue to be the driving force behind the growing number of users in several areas around the world, the only exception being North America and Europe, where prepaid subscribers account for 96% of new telephone line additions. In 2005, 62% of cell phone users were prepaid plan subscribers.
It is estimated also that 26% of worldwide mobile service users are lines used by companies.
Some 77.3% of the lines in the world use GSM technology, 15.3% CDMA technology and 7.4% use other technologies. As far as third generation technologies are concerned (3G), W-CDMA (UMTS) has 49 million subscribers while the 1xEV-DO technology has 26 million subscribers.
Brazil is the fifth country among the nations with the largest number of cell phones, and its 20 million user market growth rate in 2005 was also one of the highest in the world, surpassed only by China (76 million), Russia (61 million) and India (28 million). China closed 2005 with 400 million cell phones (31.8 mobiles/100 inhab.), Russia with 125 million (86.6 mobiles/100 inhab.) and India with 76 million (7.0 mobiles/100 inhab.).
Following the same trend of the previous year, in 2005 the markets of China, Russia, India, Brazil and United States were leaders in terms of new subscribers. Pakistan, Colombia, Nigeria and Egypt were the countries that reported the highest mobile phone percentage growth.

Mobile Phone Market in Brazil

2005 was characterized by strong expansion in the Brazilian mobile business triggered mainly by strong competitive pressure among operators, which lowered the entry level prices and the service prices. The year closed with a total 86.2 million lines, reporting 31.4% growth in the year.

Expectations point to a slight slowdown in the growth of the customer base of the mobile business in 2006, due mainly to high mobile penetration and operator concern in improving business profitability.

VIVO maintained its leadership position on the Brazilian mobile market, with a 34.5% market share at the end of the year.

Net additions in 2005 totaled 20.6 million, up 7.3% on net additions registered in 2004. The last quarter of the year reported the highest volume of net additions in the year, totaling 6.2 million new lines, down 16.6% when compared to the last quarter of 2004.

Due to the strong growth of the customer base in 2005, mobile penetration reached 46.6%, which is higher than in 2004 by 10 percentage points. Consequently, mobile penetration was 24 percentage points higher than that registered by fixed telephones in Brazil of 22% at the end of 2005.

Data services usage also rose in Brazil in 2005. Revenues produced in Brazil from data transmission accounted for 4.4% of ARPU in third quarter 2004, but had climbed to 5.8% in third quarter 2005. As was the case in developed markets like Europe and some Asian countries, demand for data services is expected to continue to grow significantly during 2006. This growth may be spurred by the diversity of solutions and service applications provided by the use of data services through the cellular phone.

Regulatory Environment

2005 was marked by intensified fiscal control actions by Anatel and the issue of Public Inquiries proposing changes in the regulations, especially focused on the protection of consumer rights.

Stricter fiscal control actions by Anatel caused an increase in the number of administrative proceedings filed against cell phone operators, especially in view of the quality of services rendered. These proceedings could result in the application of sanctions on the respective operators.

One of the most important Public Inquiries was No. 642, which proposed changes in SMP (public mobile service) regulations. January 16, 2006 was the deadline for any opinions to be voiced thereon. In this document, Anatel addresses points of vital importance to the cell phone business such as: compulsory assistance presence per serviced municipality, extension of prepaid card validity; extended period before blocking use of phone of defaulting users and abolishment of the service plan grace periods.

Among the resolutions published by Anatel in 2005, most noteworthy are No. 410, which provides the new general interconnection regulations, and No. 408, which upheld the partial Bill and Keep rule on payment for use of networks among SMP operators.

2005 also featured the beginning of free negotiations of the price for use of mobile networks (VU-M), until the pricing-at-cost model is implemented. A temporary agreement was signed among local fixed telephone operators and mobile operators to ensure a 4.5% price adjustment, pending a decision by Anatel on requests for arbitration relative to VU-M prices.

2 – Marketing Strategy

The mobile telephony industry in Brazil is starting to reach a saturation point, with the higher social classes registering very high levels of penetration.  In these circumstances, the market value starts to steadily become centered on the bases of the operators themselves, increasing the competition for value-added customers.  At year end the first signs of the slowing down of the business appeared and caused operators to seek to maximize the creation of value.  We believe that this could lead, more and more, to improved results in the industry.

In this context, VIVO based its 2005 strategy on two fundamental principles:

  To maintain its market leadership;
  To grow with profitability in order to maximize EBITDA (earnings before interest, taxes, depreciation and amortization) and its margin.

These principles were translated into a marketing strategy made up of great “macro actions”, which were put into effect throughout 2005 and expected to be continued in 2006:

    To Deliver Basic Service with Quality Leadership, adjusting the company´s framework and optimizing key processes such as call center customer service and public stores;
    Aggressive Customer Loyalty Programs in order to reduce the churn rate (number of disconnected customers from the customer base in relation to the average number of active subscribers) through structured and focused actions by allocating funds according to profitability and returns;
    Selective Growth in segments and regions with higher value-creation potential;
    Ensure profitability of the current customer base as well as of new customers captured during the year by implementing actions that stimulate use of services (especially recharging of prepaid cards), improving segmented management and adjusting the cost of servicing to the value of each segment;
    Build/Communicate Brand Differential by exploiting the competitive edge of its coverage and technological advantages of the CDMA (3G - EVDO), translating into innovative services and more modern handsets; and
    Change brand value perception by exploiting simple attributes recognized by customers and a commitment to deliver quality and satisfactory customer services (establish credibility and trust)

Plans and Campaigns

The retail campaigns in 2005 were aimed at selective growth, particularly in the postpaid plan and other segments with potential for greater value generation, in order to improve price perception and enhance market leadership.

Among the benefits granted in promotions this year, VIVO tried to create offers that were both attractive and also encouraged consumer habits in customers, by offering more incentives to those holding more profitable postpaid plans (by giving discounts to handsets), monthly card recharging to prepaid subscribers and timely payments to postpaid plan subscribers.

The principal benefits included: intranet traffic (local and long distance using CSP – Long distance carrier selector code- 15), data services (SMS and MMS), reduced off-peak rates; selected handset price reductions (postpaid plan promotions that offered escalating discounts according to higher service plan value to boost growth of the high potential segment), among others.

In all VIVO’s acquisition campaigns, a special focus was placed on the value attributed to the current customer base, and all customers were given the chance of taking part in all of the campaigns by changing their handsets and keeping their former numbers, which ensured customer loyalty and higher profitability rates, as described above.

VIVO also engaged in segmented actions that centered on the Youth and High Potential segments. The campaign designed for the Youth segment was “Vivo in Colleges”, a project that was conducted in 100 of the largest and best universities in Brazil. It was aimed at bringing VIVO closer to college students, but this time by “invading their world”, and made possible a greater bridging of the gap and helped them identify more with the VIVO brand. In all, some 700,000 students participated in this project.

Another highlight was a marketing drive involving partners that speak the language of young people. The most important of these was the partnership formed with Terra, Brazil’s largest Internet portal. Direct marketing actions were taken to capture users in this segment.

Focused on the High Potential segment, the most relevant projects were those designed to acquire the postpaid clients of higher value of the competition. These campaigns were undertaken through direct marketing and in the VIVO stores. The promotions of these campaigns were aimed at providing higher benefits to customers who made a commitment to higher monthly disbursements.

Concurrently with the Acquisition Campaigns, VIVO strove to enhance price perception in the market and within its customer base. The plan portfolio was updated in view of the promotions undertaken by new players on the market that posted price discounts and aggressive subsidies as their principal means of leveraging sales. This adjustment was extended to the customer base through a migration of customers to selective plans with the objective of guaranteeing returns and customer loyalty via segmented promotions.  In September, with a view to assuring the loyalty of high value postpaid subscribers, the Vivo Ideal plan was launched, which automatically fitted customers into the 150, 300, 500 and 1000 minute plans according to their consumption.

In addition, in October 2005, VIVO launched a new campaign “Vivo e Você na Copa” (Vivo and You at the World Cup) focused on its current customer base (both prepaid and postpaid plan subscribers), in order to enhance profitability. This campaign offers to take 75 customers with companion to watch Brazil play in the 2006 World Soccer Championship, and will be valid until March 31, 2006.

2005 Acquisition Offers

The year of 2005 started with a summer promotion entitled “Verão em Dobro VIVO” (Double Summer Vivo), which offered the benefit of card recharges and call minute bonuses worth two times more and exclusively to postpaid clients’ long-distance (LD) calls at local charges via CSP 15, to boost intranet and LD traffic.

In March, the campaign “VIVO 15 Super Tarifa” (VIVO 15 Super Rate) addressed to young people, boosted postpaid and prepaid plan additions with an aggressive promotion and strong appeal to price perception through a reduced rate (R$ 0.15/min) on all intranet calls in Brazil, plus a data services sample package.

The campaign “Dia das Mães VIVO” (Mother´s Day Vivo) in May focused on price perception again, with a 50% discount on local and long-distance intranet calls using CSP 15 of Telefônica, in an attempt to reinforce the VIVO Community concept.  A data services sample package (SMS + MMS) was offered in addition to this benefit.  Another campaign introduced at the same period featured “Bom de Papo” (Easy Chatting), packages of 300 minutes (60 minutes free + 240 minutes within the Vivo network) and 600 minutes (120 minutes free + 480 within the Vivo network), designed to attract and ensure loyalty of high-value postpaid customers which were targeted by the competition.

In mid-June, we launched the campaign “Noite dos Namorados” (Valentine’s Evening) to encourage calls during the network’s off-peak period, to reduce idle time by offering reduced rates for voice and data for only R$ 0.10/minute. During the same month, focused on the high potential segment, VIVO launched the promotion “100 minutos por R$1” (a minute-based package for intranet local calls for R$1.00 per month added to the 60, 120, 180, 240, 360, 600 and 900-minute plans). Both offers were designed to improve price perception and the “VIVO Community” concept.

In July, as a result of launching the Father’s Day Campaign, VIVO started off the promotion “Mesada VIVO Pré” (VIVO Prepaid Pocketmoney). It was a simple, attractive, but different kind of promotion in which R$30 were given as bonus for local calls to any operator, coupled with a data services sample package (SMS and MMS).  The promotion was later extended into the months of August and September.

During this same period, VIVO started version two of the Bom de Papo campaigndesigned to attract and ensure the loyalty of high-value postpaid subscribers who continued to be targeted by the competition.

In October, the company again focused its attention on youth, and again used the “VIVO Community” concept under the promotion called “Fale + Por –” (Speak + For –), whereby local intranet calls had reduced rates (R$0.25/min), plus the benefit of a data services sample package. This again was a simple and competitive offer which also aimed at enhancing price perception.

To close the year, Brazil’s leading mobile telephone company set in motion a pioneering and very attractive offer, which was easily understood by customers. Its purpose was to exploit free use of cell phones through “Natal Bônus Livre” (Christmas Free Bonus) campaign, with a bonus of R$ 40/month (for 6 months) for local calls to any cellular or fixed phone, conditioned upon a monthly card recharge and timely paid postpaid plans, plus a bonus data package (SMS and MMS).

Customer Loyalty Projects

Year 2005 was marked by aggressive attempts to “shield” high-value customers using a Program of Points as the main customer retention tool. Under this program customers accumulate points based on their monthly invoices, and these points can be used in acquiring a new handset.

The Program of Points was at first implemented in VIVO’s own stores, which not only made it easier for customers to exchange handsets but also stepped up the number of handsets exchanged each month. Besides this, in 2005 the implementation of this program was completed in all regions, integrating the program nationwide.

All this effort resulted in an 82% growth in “shielding” our customers in relation to 2004, especially in the third and fourth quarters of 2005.

3 – Business Performance

Tele Leste Celular Participações S.A. is the holding company that controls 100% of Telebahia Celular S.A. and Telergipe Celular S.A., both authorized to provide personal mobile services within their respective areas of coverage. Telebahia Celular S.A. operates in the State of Bahia and Telergipe Celular S.A. in the State of Sergipe

Operating Performance

As of December 31, 2005, TLE reported a 11.9% increase in its customer base, totaling 1,477 thousand customers, with a market share of 31.8%, thus proving the effectiveness of its strategy, which was to invest in coverage, innovation and service quality and to maintain a high cost-benefit ratio for customers in a market with intense competition.

The figures below show TLE’s operating performance:

The ARPU (average revenue per user) posted in 2005 of R$ 28.5 was lower than that registered in 2004 due to the customer loyalty programs, expansion of the total customer base and, primarily,  to a reduction in the inbound ARPU, caused by a reduction in fixed-mobile traffic. Total MOU (monthly average of minutes of use per customer) remained mostly stable during the period.

SAC (subscriber acquisition cost) reached R$129 in 2005, with the increase in relation to 2004 due to stronger competition and customized campaigns targeting postpaid subscribers. The fourth quarter of 2005 could be characterized by an increase in prices of entry-level handsets (known as the "entry-level barrier"), which contributed to partially offset pressures on the SAC.

The penetration level in 2005 was 29.2%, indicating that there is still room for market growth.

Infrastructure – Network

In 2005, an additional 25 municipalities within the TLE concession area were provided with 1xRTT technology.  In 2005, 100% of the municipalities within the TLE concession area were covered by digital services.

The mobile phone network of TLE ended the year covering 33.1% of the municipalities, or 70.3% of the population living in its concession area. In the end of 2005, the company’s network consisted of: 9 switch centers (including Gateways), 480 cell stations and 26 other pieces of equipment.

One other important fact in 2005 was the activation of EV-DO hot spots in Salvador, Camaçari and Barra do Una through 22 carriers providing such technology.

Distribution network

On December 31, 2005, TLE owned 26 purchase points, a Virtual Shop and customers had the ability to order by phone, in addition to an efficient network of authorized dealers – retail and resale – comprised of 424 storefronts (48% working exclusively for TLE) that can handle sales of services and handsets.

There were 16,725 points of purchase where users can recharge prepaid cards. These include operator stores, authorized dealers, lottery shops and physical and virtual card distributors such as small shops, drugstores, newspaper stands, bookstores, bakeries, gas stations, bars and restaurants. Electronic recharging is also available through a number of banks.

Roaming

In October VIVO launched Globalmoto, the first cell phone in Brazil that provides automatic international roaming facilities in more than 170 countries. Even in countries where CDMA technology is not available, customers may continue to use the same handset and number. The new handset is being widely used by corporate customers, whose officers are always traveling abroad.

However, customers who do not own a Globalmoto may also freely access their numbers in over 170 countries, since if CDMA is not available in the country they are visiting, VIVO offers a VIVO no MUNDO VIP (VIVO in the VIP World) kit with a handset that runs on technology used in that particular country, without any additional cost to the customer, who may keep their original numbers.

Today, VIVO postpaid subscribers can use their own handsets in the United States, Canada, Mexico, Puerto Rico, Dominican Republic, Chile, Peru, Argentina, Uruguay, China, South Korea and New Zealand, an amenity that is available in over 2,500 cities.

Also with regard to international roaming, the company decided to maintain a low and simple rate as a means of standing up to competition.

With respect to national roaming, VIVO still has roaming agreements with carriers that operate in other Brazilian states, to provide nationwide service to customers.

Information Systems

In 2005, Information Systems focused on projects aimed at consolidating information systems, developing products and services for personal and corporate markets, and enhancing infrastructure.

All major applications are either currently being consolidated as in the case of billing, front-office, prepaid, data warehouse, accounting and management (among others) or have already been concluded as in the case of mediation, interconnection and co-billing. We have also finished our new Data Processing Center, where the new systems are installed and some of the unconsolidated applications will be migrating to, which is now in a modern, safe and efficient technological environment.

Quality Program

In 2005 we continued to qualify for quality certification for SMP PGMQ indicators (collection, consolidation and sending methods) first extended in August 2003 by the certification bureau BVQI - Bureau Veritas Quality International. This certification meets one of the requirements for migrating to SMP - Personal Mobile Service and is benchmarked through the Personal Mobile Service Quality Indicator Regulations, defined under a resolution issued by Anatel (National Telecommunications Agency).

Good practices undertaken in adjusting to ISO9001:2000 requirements were incorporated into work routines. Compliance with mapped procedures and procedure registers are ensured through internal quality audits that are conducted throughout the entire business.

We directed our actions to focusing on improving those processes that cause a direct impact on the customer’s experience with VIVO. Within this context, all procedures involving sales activities, use of services, billing and customer services, are specifically outlined and undertaken by teams that devote their time specifically to these, based on existing best and most efficient practices.

4 – Customer Services

The scenario in 2005 was marked by stronger competition in the cell phone business, causing increases in promotions and actions to encourage acquisition and ensure customer loyalty and higher profitability. This caused an increase in the number of calls to the Customer Relations Centers (monthly average of 37.2 million calls offered), up 11% over last year’s figure, but in line with the 12.3% increase in the customer base.

To meet this demand, several customer service optimization actions were taken, among which we highlight: customer calls directed to a single number *8486 (*VIVO), a virtual agent (recognition of verbal commands), transfer reduction project (after assessing relevance and adherence to procedures, reduction of layers of customer service and 2nd transfers), implementation of the MDP (Daily Performance Map – On-line Operation Management System), Re-incidence Reduction Project and Relationship Consultants.

Also worthy of mentioning are: expansion of URA (audible response units) to Prepaid Promotion and Registration, increases in the recharge channel *7000, restructuring of Bradesco recharge URAs, and implementation of nationwide recharge URAs via Banco24hs; increases in the number of TAVs (VIVO Self Service Terminals) in our own stores; a National VIVO Portal (www.vivo.com.br) – a content channel comprised of services, information, promotions, e-commerce, reaching almost 5 million hits per month, which makes it one of the sites with most viewers worldwide, and VOL (Vivo Online) -  Web service channel which provided close to 1.5 million services/month.

For handling incidents, VIVO launched a VIVO Customer Portal in early 2005, whose main objective was assessment/solution of the causes of incidents in partnership with other management departments, which has helped reduce the back office reported incidence rate by 15%.

Also during 2005, a national Individual Business Operations nucleus was created, which reports to the Customer Services Department. It controls all actions related to acquisition, profitability, customer retention and loyalty, has an installed infrastructure of 1500 PAs and boasts an average of 2,300,000 outbound contacts/month, as well as a customer retention and loyalty nucleus (Save Team). The Save Team reported an 8.4 percentage point improvement (retention rate in Dec/04 = 76.2%; Dec/05 = 84.6%), due to a gradual replacement of bonus promotions with “shielding” offers (handsets and plans), adding quality to retention and centering all physical operations in SP, which contributed towards implementing a management system consistent with corporate objectives.

The creation of the National Corporate Customer Division and unification of back office operations, customer relations, retention, CRI, Data and Critical Missions in a single site has boosted results in the corporate channel.

To guarantee the continuity and quality of customer services during the migration of the billing and front office systems was another challenge we overcame in 2005. This experience will help to handle the migrations we expect to take place in 2006.

This set of actions has enabled us to follow our customer-focused strategy, which is strongly based on a corporate culture that respects consumers, and to make headway not only in quantitative terms but also in qualitative terms, as indicated by the Quality URAs - on-line electronic measures of customer satisfaction with services and satisfaction surveys developed by a specialized company, Indicator GFK, according to which TLE’s customer treatment scored 8.7 in the last two months of 2005.

It should be mentioned that in 2005, VIVO earned a place of distinction on being granted several prizes: “Consumidor Moderno de Excelência em Serviços ao Cliente” (Modern Consumer for Customer Service Excellence) – Category: National Mobile Telephony; “Padrão de Qualidade B2B” (Quality Standard in B2B) – Category: Best Developed Convergence Environment; and for the third successive year it received honorable mention in a survey on “Empresas que mais respeitam o Consumidor” (Companies that respect Consumers the Most) – Category: Mobile Telephony Services – Ed. Padrão.

5 – Economic and Financial Performance

The financial statements for December 31, 2005 were reclassified, as applicable, for comparison purposes:

In R$ million	2005	2004	Var.(%)
Net Operating Revenue	561.8	487.0	15.4%
Operating Costs and Expenses	584.7	488.0	19.8%
EBITDA	90.6	109.1	-17.0%
Loss for the Current Year	(92.1)	(34.2)	169.3%
Loans and Financing	317.0	314.1	0.9%

Operating Revenue

The net operating revenue of TLE was R$ 561.8 million in 2005, compared to R$ 487.0 million in 2004, amounting to a 15.4% increase resulting from an 11.9% growth in the total customer base and increased usage of telecommunication services.

The net operating revenue from services increased by 11.7% in 2005 compared to 2004, from R$ 428.0 million to R$ 478.1 million, despite the continued impact of the SMP (Bill and Keep and Carrier Selection Code) effect. This increase was due to the growth in the customer base (while maintaining the mix of types of customers) and in the usage of data services, partially offset by the loyalty programs such as Vivo Ideal and other customer loyalty campaigns aimed at adjusting a customers’ plan based on their profile.
The net operating revenue from sales of products increased by 41.9% in 2005 compared to 2004, from R$ 59.0 million to R$ 83.7 million, due to the Company’s increased commercial activity.

Operating Costs and Expenses

The operating costs increased by 19.8% compared to 2004, totaling R$ 584.7 million, which was due in part to an increase in Fistel tax payments, increases in lease expenses, insurance and condominium expenses, as well as costs of third-party services, especially government services. Such increase was also impacted by an increase in selling expenses due to an increase in commercial activity and consequent increase in costs of third-party services, especially expenses associated with publicity and commissions related to recharges and post-sale “client care”, and an increase in provisions for doubtful accounts.

EBITDA

TLE’s EBITDA was R$ 90.6 million in 2005, which is equivalent to 16.1% of TLE’s total net operating revenue. Compared to 2004, when EBITDA was R$ 109.1 million, there was a reduction of 17.2%, caused by, among other factors, selling expenses (third-party and provisions for doubtful accounts), cost of goods sold (connection processes, third-party costs, Fistel tax and other fees and contributions), partially offset by the increase in the revenue from subscriptions and use of handsets.

EBITDA is calculated as follows:

R$ thousand
Operating income (*)	(84.4)
Financial income (*)	61.5
Depreciation and Amortization (**)	113.5
90.6

(*) See Income Statement
(**) See Statement of Changes in Financial Position

Loss for the Current Year

The loss recorded for 2005 was R$ 92.1 million.

VALUE ADDED STATEMENT
Fiscal year ended December 31, 2005
CONSOLIDATED
1. REVENUES	679.9
2.OUTSOURCED RAW MATERIALS	(320.2)
3. GROSS VALUE ADDED (1-2)	359.7
4. WITHHOLDINGS
Depreciation and amortization	(113.50)
5. NET VALUE ADDED PRODUCED (3-4)	246.2
6. VALUE ADDED RECEIVED BY TRANSFER
Financial Revenues	54.1
7. TOTAL VALUE ADDED TO BE DISTRIBUTED (5+6)	300.3

VALUE ADDED DISTRIBUTION
. Labor, payroll charges and benefits (-INSS)	31.2	10.39%
. Taxes, charges and contributions (+INSS)	201.6	67.13%
. Interests and rentals	159.6	53.15%
. Distribution to Shareholders	0.0	0.00%
. Retained Losses	(92.1)	-30.67%

Loans and Financing

At December 31, 2005, the Company’s debt was R$ 317.0 million, which is 54% denominated in foreign currency and fully protected by derivative transactions compared to R$ 314.1 million at December 31, 2004.

The indebtedness recorded as of December 31, 2005 was offset by cash and financial investments (R$ 17.0 million) and by derivative assets and liabilities (R$ 44.1 million liabilities), resulting in net debt of R$ 344.1 million (R$ 257.2 million at December 31, 2004).

6 – Capital Expenditures – CAPEX

Capital expenditures in 2005 amounting to R$ 128.2 million, were used primarily for the following factors: (i) consolidation and rationalization of the information systems; (ii) quality maintenance and expansion of coverage to account for the growth in the customer base; and (iii) terminals and technology for serving the corporate market segment.

Total Capex - TLE
67
87
6
6
30
36
104
128
Network
Techonology / Information Systems
Others
Total Capex
2004
2005

7 – Capital Markets

The São Paulo Stock Exchange index – Ibovespa posted 33,436 at year end. In 2005, the Ibovespa increased by 27.7%, while the Dow Jones Industrial Average (DJIA) dropped by 0.6%. The average daily volume of transactions traded on the São Paulo Stock Exchange – Bovespa in 2005 was R$ 1,610.8 million, a 31.9% increase in relation to 2004.

TLE shares are traded on the São Paulo Stock Exchange – BOVESPA under the symbols TLCP3 (common shares) and TLCP4 (preferred shares) and on the New York Stock Exchange – NYSE under the symbol TBE (American Depositary Receipts – ADRs).

In 2005, TLE shares recorded a daily average trading volume of R$ 60.58 thousand for common shares and R$ 843.07 thousand for preferred shares on the São Paulo Stock Exchange. The market price of the registered common shares and of the registered preferred shares was R$ 30.50 and R$ 34.53, respectively, at the trading session on December 30, 2005.

On the New York Stock Exchange – NYSE, the ADRs were traded at year end for the price of US$ 14.15, with a total of 1,433,233 ADRs outstanding. A total of 1.1 million ADRs were traded in 2005, representing a daily average amount of US$ 41.21 thousand and appreciation of 16.5%.

Per share	2005	2004
Loss	(9.15)	(3.52)
Equity Value	27.27	39.00
ADR Prices in US$	14.15	12.15
Preferred Share Prices*	34.53	0.64
Common Share Prices*	30.50	0.53

(*)Closing price on the last trading session of the year at Bovespa.

As a result of the loss for the year and of the absence of retained profits, no resolution has been made for distribution of dividends based on the Company’s income as of December 31, 2005, in conformity with the Company’s Articles of Incorporation.

The Company’s Capital Stock in December 2005 was R$ 306,830,239.55, represented by  3,376,560 common shares and 6,267,718 preferred shares.

Corporate Restructuring

In accordance with CVM Instructions Nos. 319/99 and 358/02, the managements of Telesp Celular Participações S.A. (“TCP”) and Tele Leste Celular Participações S.A. (“TLE”) announced that on December 4, 2005, their respective Boards of Directors approved a proposal for reorganization to be submitted to the companies’ shareholders. This corporate reorganization involved the merger of TLE into TCP.

The managements of TCP and TLE believe that reorganizing the company and thereby concentrating all shareholders of both Companies in a single publicly held company and cancellation of TLE’s equity will simplify the current corporate framework, thereby reducing costs and increasing shareholder value, permitting shareholders to hold interests in a company with greater liquidity in both domestic and foreign stock exchanges, facilitating the unification, standardization and streamlining of the TCP and TLE businesses and enabling the better use of the synergies among the companies, which, directly or via their respective operators they control, already operate under the “VIVO” brand. More information may be obtained on our site at www.vivo.com.br/ri.

Reverse stock split and change in ADR ratio

On May 4, 2005 TLE completed a reverse stock split and grouped every block of 50,000 common and preferred shares into one common or preferred share, respectively. TLE also changed the ratio of its ADSs to preferred shares, and each ADS now represents one preferred share. After shares were grouped, TLE shares started to be traded on the São Paulo Stock Exchange based on the price of one share instead of on the price of a one-thousand-share block.

The purpose of the reverse stock split was to reduce management and operating costs for both the Company and its shareholders; enhance efficiency of registers and control systems and disclosure of information; attribute greater visibility to the prices of shares representing the Company’s share capital on the market with their trading in Reais (R$) per share, also responding to a Bovespa initiative in this regard; and reduce chances of information and communication errors, thus improving services to Company shareholders.

Capital Increase and Cancellation of Treasury Shares

On July 29, 2005, the Board of Directors of TLE approved a capital increase and issued a total 31,915 new common shares at the issue price of R$ 15.35 pursuant to preemptive rights.

The issue price was 90% of the weighted average of the closing prices on the São Paulo Stock Exchange in the 30 trading sessions held between May 13, 2005 and June 24, 2005. The right to exercise preemptive rights was then granted to all shareholders between June 29, 2005 and July 28, 2005.

This capital increase enabled Brasilcel, as the controlling shareholder of TLE, to capitalize part of the tax benefit related to the goodwill generated in the acquisition of the company. CVM regulations permit buyers of publicly held companies to capitalize tax benefits derived from amortization of goodwill generated in company acquisitions, provided preemptive rights related to such capital increase are extended to the other shareholders of the publicly held company. The tax benefits capitalized by Brasilcel in July 2005 relative to TLE included R$ 489,733 in tax benefits for the fiscal year ending on December 31, 2004. At the meeting held on March 28, 2005, in matter prior to the resolution on the grouping of shares concluded in May 2005, the General Meeting of Shareholders of TLE approved the cancellation of 252,498 common shares and of 51,102,580 preferred shares that were held as treasury shares.

Ownership structure in December 2005

8 – Corporate Governance

Investor Relations

TLE works with the constant purpose of improving its corporate governance practices, promoting professional management and awarding equal treatment to all its shareholders.

In order to keep the capital market informed about the company’s operations, meetings were conducted along the year 2005 with analysts and investors, as well as several other events. Further, TLE keeps information and communication channels available by telephone, e-mail and website (www.vivo.com.br/ri), containing updated information about the company’s operations.

Sarbanes-Oxley

This law applies to companies that trade securities on the US market. To this effect, the company has been taking the necessary actions in order to comply with its requirements.

Code of Ethics

By adopting the Code of Ethics, the Company aims at enforcing the compliance with laws, regulations and other applicable rules with honest, accurate and ethical conduct. Said code applies to all managers (President, Vice-Presidents and Management) and/or persons exercising similar duties in the Company.

In accordance with the Code, VIVO executives are committed to accomplish the directives of their superiors, the rules, policies, directives and the applicable laws and to cause the employees reporting to them to fulfill the same, undertaking to provide the necessary clarifications and communications, whenever necessary.

Policy for Disclosure of Relevant Act or Fact and Disclosure Committee

The Policy for Disclosure of Relevant Act or Fact was set forth by the Board of Directors of TLE in compliance with Article 16 of CVM Instruction no. 358, dated January 03, 2002.

The ultimate responsibility for the disclosure of relevant information, act or fact is incumbent upon the CEO, the CFO and the Investor Relations Officer, the first two of them being responsible for authorizing the information to be disclosed, while the Investor Relations Officer is responsible for the communication of the relevant information itself, under the terms of the provisions in the Relevant Act or Fact Policy and in CVM Instructions 358/02 and 369/02.

Said disclosures are reviewed by the Disclosure Committee in support to the CEO and CFO. The Disclosure Committee is responsible for processing the disclosure of information, relevant Acts and Facts of the Company, ensuring quality disclosure of information, as well as for the implementation of the Disclosure Procedures and Controls.

The Disclosure Committee reports directly to the CEO and to the CFO and comprises one coordinator and 10 members (representing the Investor Relations, Controls, Corporate Communication, Accounting, Financial, Mergers & Acquisitions, Communication and Publicity and Compliance Officers, as well as the General Secretary and the Legal Officer), and has the duty of evaluating the need to outsource services (such as auditors, legal counsels and other independent consultants), in order to warrant adequate support to the disclosure process.

Audit and Control Committee

The Audit and Control Committee is a collegial body, being made up of three members of the Board of Directors. It is governed by the rules set forth in its Bylaws, in conformity with the resolutions made by the Board of Directors, and under the terms and limits of the applicable laws and of the Bylaws of the Company.

Board of Directors

The Board of Directors of TLE is made up of 9 members. The directors are elected for three-year terms of office by the General Meeting of Shareholders, which is also empowered to dismiss them. Reelection is permitted.

Meetings of the Board of Directors are regularly held once in every quarter period and specially held whenever necessary. None of its members occupies an executive position, and three of its members are independent directors within the meaning of the Sarbanes-Oxley Law.

Statutory Board of Auditors

The Statutory Board of Auditors (Conselho Fiscal) comprises three effective members and three deputy members elected by the General Meeting of Shareholders for a one-year term of office. The Statutory Board of Auditors has a non-permanent nature, being installed upon request of the shareholders, holds regular meetings once in every quarter and special meetings whenever called by the chairman of the Board of Directors or by two members of the Statutory Board of Auditors.

Board of Executive Officers

The Company has 8 Executive Officers, who may or may not be shareholders, all Brazilian residents elected by the Board of Directors, for a three (3)-year term of office, for the positions of chief executive officer, executive vice president of Operations, executive vice president of Finance, Planning and Control, executive vice president of Marketing and Innovation, vice president of Technology and Networks, vice president of Compliance and Corporate Relations, vice president of IT, Product and Services Engineering, and vice president of Customers. An executive officer may hold more than one position, but no executive officer may be a member of the Board of Directors.

9 – Research and Development

VIVO has entered into agreements with the Federal University of Rio Grande do Sul State – UFRGS. Such agreements allow VIVO laboratories to be created at the university premises, wherein new technology research and development projects are performed, providing support/stimulation to the company’s technological innovation processes. In addition, said agreements make the relationship between VIVO and the Brazilian society closer.

Another agreement was entered into in the end of 2004 with the CPqD, a Research and Development Center in Campinas, São Paulo, for evaluation and study of new technologies.

10 – Human Resources

The company believes that people are the great differentiating factor in the development of its strategies and achieving differentiated results.

Talent Attraction and Retention

Marked by a significant appeal, the company is holding its 4th Trainees Program, which allows potential young workers to become acquainted with the main areas of activity of the company. In order to retain talent, actions have been carried out such as the Coaching Program, which is implemented with a group of executives/key position employees of the organization towards developing organizational and personnel management competencies, and programs for international training of key workers of the company made possible by the technical-cultural integration between the two shareholder groups – Portugal Telecom and Telefónica Móviles. The achievement of new performance levels is shared by means of variable compensation and profit-sharing programs, which totaled about R$ 52.2 million in 2005 for all the companies operating under “VIVO” brand with respect to fiscal year 2004.

Professional Qualification and Development

The highly competitive market and the need to maintain leadership have continued to demand efforts and investments from the company in continuously developing its professionals, with some R$ 7.4 million having been invested by VIVO companies in 2005. This was one of the most significant factors that contributed to the increased competitiveness of VIVO companies.

Vivo was awarded the ADVB 2005 Top of HR prize for its program VIVO APRENDENDO – INICIATIVA PARA AVALIAR, DETERMINAÇÃO PARA CRESCER (VIVO LEARNING – INITIATIVE FOR EVALUATING, DETERMINATION FOR GROWING), which program reflects innovation and use of technology in the management of our human resources.

In-company Environment

Special attention has been devoted to the organizational environment, as it became evident with the creation of the Endomarketing area, which has the mission of strategically unifying and consolidating internal communication and internal marketing actions through corporate campaigns, intranet, Conexão RH (a human resources portal for employees) and others.

In light of the diversity of workers of the company, the focus was placed on the search for a communications strategy, on the basis of carefully and specially prepared diagnoses, with due regard to regional contributions in the formation of the VIVO’s Culture.

Actions towards reinforcing corporate culture are designed to consolidate the company’s image as a large plural community. Internal integration is a key factor for achieving such goal and, therefore, several events have been held involving workers of different levels.

Workers are also asked to answer questions in connection with an internal atmosphere study, which is a powerful communication tool in which they freely voice their opinion about labor relations and in-company environment. The action plan arising out of the research started being gradually applied throughout 2004, as a step forward in the joint work between the top management and the labor staff in the search for excellence and leadership.

Labor Staff

The total labor count in the end of 2005 was 351, compared to 376 in December 2004, representing a reduction of 6.6%, without, however, a reduction in quality.

The distribution per activity is as follows:

Area of Activity	2005	2004	% var.
Technical and Operations	93	101	(7.9%)
Marketing and Sales	129	130	(0.8%)
Customer Assistance	67	79	(15.2%)
Financial and Administrative Support	62	66	(6.1%)
TOTAL	351	376	(6.6%)

Adhesion to the Private Pension Plans represented 86.3% of the total labor count, which means 303 workers.

11 – Environmental Responsibility

Environmental Management began to take the shape of a project planning and preparation department in late 2004, when it was transferred to the Regulations and Foreign Affairs Board. Its mission is “to transform VIVO into a model of an environmentally responsible company with a view to creating a competitive edge for the company”.

To achieve this, it follows three major guidelines:

VIVO’s Impact on the Environment

  Policies and Procedures – to foster the commitment to develop and implement a policy and procedures designed to minimize risks and heighten awareness of the public involved;

  Waste Management – to create tools to evaluate waste stemming from company operations and to establish the most adequate form of waste collection and disposal, as well as actions to minimize waste production.

VIVO’s Contribution to the Environment

  Environmental Education – to implement internal and external campaigns and events aimed at heightening environmental awareness of employees, customers, community members and shareholders. To develop creativity and environmental management to become a competitive advantage for the company.

Commitment with the Community and Government

  Electromagnetic emissions – to educate and inform the community and to take part in discussions on legal aspects related to the business with the regulatory authorities, as well as to create tools for updating technical research on such emissions, and for compliance with Anatel Resolution No. 303.

A Look Back at 2005:

Among the main actions undertaken by the Company, we highlight:

  Collection of cell phone batteries at stores with a view to fostering awareness among users on how this collection is important in preserving the environment. Radio Base station batteries were also recycled and the proceeds donated to Instituto VIVO to invest in socio-environmental projects. Along these same lines, selective collection of recyclable waste products was organized at the administrative buildings and then sold by the company, with the proceeds therefrom being donated to socio-environmental institutions and projects.
  Through its Environment Management, VIVO has sought to integrate all its in-house departments on environmental issues, and also to apply and extend its environment programs across the country. With this in mind, in June it launched Environment Week, a campaign entitled “I Semana Meio Ambiente VIVO – Gestão Ambiental no Mundo dos Negócios” (Vivo Environment Week – Environment Management in the Business World), which aimed precisely at this objective.  This week will henceforth be included in the company’s internal campaigns and actions agenda. Education and Environmental Marketing are the key instruments in this effort, which also has the cooperation of the different departments and personnel of regional branch offices.
  Lectures for the communities and a commitment by the company to environmental authorities that it would become involved in electromagnetic emission issues. A survey was also conducted on cooling gases in 2005, and in 2006 GMA will be instructing the departments in charge by distributing brochures and directing them on how to register with IBAMA (Brazil´s Environmental Authority).

12 – Awards

In 2005, the Company was granted several awards, among the most notable of which were:

  3rd Environmental Benchmarking –  Global Telecom S/A - VIVO PR/SC was awarded 3rd place in the case ”Transforming Life with Art” – a selective garbage collection and internal environmental educational program for poor children and refreshing courses for public school teachers.

  Valor Social Prize – VIVO won the prize in the Respect for the Environment category nationwide, with the case "Waste Management Program", elected the best by popular vote.

  Vivo Localiza garnered the prize for most innovative service offered by InfoExame magazine.

  Caboré Prize – VIVO is elected the Advertiser of the Year.

  Top de Marketing ADVB – VIVO received a prize for Vivo Encontra (VIVO Finds) and Gisele Bündchen projects.

  Consumidor Moderno – VIVO is given an award by Consumidor Moderno (Modern Consumer) magazine for quality customer services.
  Top RH ADVB – Prize for the Vivo Aprendendo (Vivo Learning) program, implemented by VIVO’s Human Resources Department.

13 – Independent Audit

The policy of Tele Leste Celular Participações S.A. towards its independent auditors with respect to the rendering of services not related to external audit is based on principles that protect the auditor’s independence. Such principles are based on the fact that the auditor should not audit his own work, nor exercise management functions or act as a legal counsel for his client.

In fiscal year 2005, Tele Leste Celular Participações S.A. assigned to these auditors other works that were not directly related to the auditing of the financial statements, the amount of which did not exceed 5% of the total fees related to the independent audit services.

The independence of these auditors is ensured to the extent that the referred works were carried out by an independent staff in relation to the group in charge of the external audit work. Decision making about the adopted procedures was established by the company’s Management.

Policies and procedures:

The Company’s and its controlled companies’ policies prohibit their independent auditors from being retained to render services that entail conflicts of interest or loss of objectivity. Additionally, any relationship between the Company (or its Directors/Officers) and the independent auditors causing loss of independence is forbidden.

14 – Outlooks and Future Plans

From a macroeconomic viewpoint, it is anticipated that Brazilian economy in 2006 will maintain the growth trend started in 2004, stimulated by the increase in employment level and internal demand and by the world economy growth.

As far as cellular telephony is concerned, it is estimated that the growth will, once again, exceed the average growth of the economy. Strong competition is expected for 2006, as a consequence of consolidation of the current competitors, continuation of the focus on the data business, aiming at increasing the ARPU, searching for synergies and scale economies and customer retention and loyalty campaigns and actions.

Within this context, the Company intends to maintain a leadership position on the Brazilian market, stimulating growth, attempting to provide differentiated services through the constant development of new technologies and integrated solutions, minimizing the effects of strong competition through excellence of services and leadership in price, coverage area and innovation, in addition to offering high quality services and products designed to meet and exceed our customers’ expectations.

15 – Acknowledgements

The management of Tele Leste Celular Participações S.A. wishes to thank our shareholders, customers, suppliers and financial institutions for their cooperation and faith in us, and the employees, in particular, to whose devotion to the job and efforts we owe the results we have presented above.

Management

BOARD OF DIRECTORS

Fernando Xavier Ferreira - Chairman
Carlos Manuel de Lucena e Vasconcelos Cruz - Vice-Chairman
Felix Pablo Ivorra Cano
Shakhaf Wine
Ignacio Aller Mallo
Luis Paulo Reis Cocco
Antonio Gonçalves de Oliveira
Luiz Kaufmann
Henri Philippe Reichstul

STATUTORY AUDIT COUNCIL

EFFECTIVE MEMBERS                                              DEPUTY MEMBERS
GUSTAVO LESSA CAMPOS NETTO                        ONITO BARNABÉ BARBOSA JUNIOR
Common Shareholders’ Representative                           Common Shareholders’ Representative
CLAUDIO JOSÉ CARVALHO DE ANDRADE           DANIEL VIDAL DE ALMEIDA
Preferred Shareholders’ Representative                           Preferred Shareholders’ Representative
EVANDRO LUIS PIPPI KRUEL                                  FABIANA FAÉ VICENTE RODRIGUES
WOLNEY Q. SCHÜLER CARVALHO                       OSWALDO VIEIRA LUZ
CLEUTON AUGUSTO ALVES                                   JOSÉ ALBERTO B. DA CÂMARA GRAÇA

EXECUTIVE OFFICERS’ COMMITTEE

ROBERTO OLIVEIRA DE LIMA
Chief Executive Officer

PAULO CESAR PEREIRA TEIXEIRA
Executive Vice-President for Finance, Planning, Control and Investor Relations.

PAULO CESAR PEREIRA TEIXEIRA
Executive Vice-President for Operations

LUIS FILIPE SARAIVA CASTEL-BRANCO DE AVELAR
Executive Vice-President for Marketing and Innovation and
Executive Vice-President for IT and Services and Products Engineering

JAVIER RODRÍGUEZ GARCÍA
Vice-President for Technology and Networks

JOSÉ CARLOS DE LA ROSA GUARDIOLA
Vice-President for Compliance and Corporate Regulations

GUILHERME PORTELA SANTOS
Vice-President for Customers

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELE LESTE CELULAR PARTICIPAÇÕES S.A.
(INTEGRAL AFFILIATE OF VIVO PARTICIPAÇÕES S.A. FROM FEBRUARY 22, 2006)

BALANCE SHEETS AS OF DECEMBER 31, 2005 AND 2004
(In thousands of Brazilian reais)

	Company		Consolidated
ASSETS	12.31.05	12.31.04	12.31.05	12.31.04

CURRENT ASSETS
Cash and cash equivalents	110	47	17,003	86,606
Trade accounts receivable, net	-	-	148,257	127,748
Inventories	-	-	24,152	53,754
Advances to suppliers	-	-	1,102	552
Interest on shareholders' equity and dividends	3,223	2,890	-	-
Deferred and recoverable taxes	49	480	48,043	42,266
Prepaid expenses	-	-	12,635	9,649
Derivative contracts	-	-	118	443
Other current assets	209	73	6,008	12,211
	3,591	3,490	257,318	333,229

NONCURRENT ASSETS
Deferred and recoverable taxes	13,564	11,836	189,314	211,449
Loans and financing	3,000	-	-	-
Derivative contracts	-	-	89	6,516
Prepaid expenses	-	-	1,346	1,789
Other noncurrent assets	-	-	14,936	12,988
	16,564	11,836	205,685	232,742

PERMANENT ASSETS
Investments	250,649	364,333	-	-
Property, plant and equipment, net	-	-	404,765	389,685
Deferred assets, net	-	-	272	625
	250,649	364,333	405,037	390,310

TOTAL ASSETS	270,804	379,659	868,040	956,281

	Company		Consolidated
LIABILITIES AND SHAREHOLDERS' EQUITY	12.31.05	12.31.04	12.31.05	12.31.04

CURRENT LIABILITIES
Payroll and related accruals	118	124	6,515	6,727
Suppliers and trade accounts payable	45	389	160,104	169,348
Taxes payable	392	181	25,992	21,926
Loans and financing	248	3,924	185,700	52,319
Interest on shareholders' equity and dividends	417	478	417	478
Reserve for contingencies	-	-	10,887	8,017
Derivative contracts	22	-	11,764	15,327
Other liabilities	5,566	2	23,781	12,394
	6,808	5,098	425,160	286,536

NONCURRENT LIABILITIES
Loans and financing	980	-	131,312	261,769
Reserve for contingencies	-	-	9,630	6,816
Derivative contracts	-	-	32,506	21,323
Other liabilities	-	-	6,416	5,276
	980	-	179,864	295,184

SHAREHOLDERS' EQUITY
Capital stock	306,830	306,375	306,830	306,375
Treasury shares	-	(35)	-	(35)
Capital reserve	103,092	126,909	103,092	126,909
Accumulated deficit	(146,943)	(58,725)	(146,943)	(58,725)
	262,979	374,524	262,979	374,524

FUNDS FOR CAPITALIZATION	37	37	37	37

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	270,804	379,659	868,040	956,281

The accompanying notes are an integral part of these consolidated financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELE LESTE CELULAR PARTICIPAÇÕES S.A.
(INTEGRAL AFFILIATE OF VIVO PARTICIPAÇÕES S.A. FROM FEBRUARY 22, 2006)

STATEMENTS OF LOSS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004
(In thousands of Brazilian reais, except for per share amounts)

	Company		Consolidated
	12.31.05	12.31.04	12.31.05	12.31.04

GROSS OPERATING REVENUE
Telecommunications services	-	-	634,740	554,139
Sale of handsets and accessories	-	-	193,595	155,408
	-	-	828,335	709,547
Deductions from gross revenue	-	-	(266,507)	(222,527)

NET OPERATING REVENUE	-	-	561,828	487,020
Cost of services provided	-	-	(174,486)	(162,821)
Cost of goods sold	-	-	(134,323)	(118,288)

GROSS PROFIT	-	-	253,019	205,911

OPERATING (INCOME) EXPENSES
Selling expenses	-	-	(214,212)	(148,162)
General and administrative expenses	(2,606)	(2,524)	(56,200)	(55,130)
Other operating expenses	-	(1)	(20,674)	(12,396)
Other operating income	92	11	15,127	8,761
Equity	(87,012)	(29,162)	-	-
	(89,526)	(31,676)	(275,959)	(206,927)

OPERATING LOSS BEFORE FINANCIAL INCOME (EXPENSE)	(89,526)	(31,676)	(22,940)	(1,016)
Financial expenses	(455)	(616)	(115,405)	(58,681)
Financial income	1,927	2,022	53,926	34,017
Received interest on shareholders' equity	1,700	-	-	-

OPERATING LOSS	(86,354)	(30,270)	(84,419)	(25,680)
Nonoperating expenses, net	-	-	(1,612)	(1,942)

LOSS BEFORE INCOME TAXES	(86,354)	(30,270)	(86,031)	(27,622)
Income and social contribution taxes	(164)	-	(6,118)	(6,619)

LOSS BEFORE REVERSAL OF INTEREST ON
SHAREHOLDERS' EQUITY	(86,518)	(30,270)	(92,149)	(34,241)
Reversal of interest on shareholders' equity	(1,700)	-	-	-

LOSS FOR THE YEAR	(88,218)	(30,270)	(92,149)	(34,241)

LOSS PER THOUSAND SHARES - R$	(9.147449)	(0.000063)

The accompanying notes are an integral part of these consolidated financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELE LESTE CELULAR PARTICIPAÇÕES S.A.
(INTEGRAL AFFILIATE OF VIVO PARTICIPAÇÕES S.A. FROM FEBRUARY 22, 2006)

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (COMPANY)
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004
(In thousands of Brazilian reais)

			Capital reserve
	Capital	Treasury	Special goodwill	Accumulated
	stock	shares	reserve	deficit	Total

BALANCES AT DECEMBER 31, 2003	305,396	(35)	124,344	(28,455)	401,250

Capital increase	979	-	(979)	-	-
Rate adjustment for special goodwill reserve	-	-	3,544	-	3,544
Loss for the year	-	-	-	(30,270)	(30,270)

BALANCES AT DECEMBER 31, 2004	306,375	(35)	126,909	(58,725)	374,524

Cancellation of treasury shares	(35)	35	-	-	-
Capital increase	490	-	(490)	-	-
Reversal of deferred income and social
contribution taxes	-	-	(23,327)	-	(23,327)
Loss for the year	-	-	-	(88,218)	(88,218)

BALANCES AT DECEMBER 31, 2005	306,830	-	103,092	(146,943)	262,979

The accompanying notes are an integral part of these consolidated financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELE LESTE CELULAR PARTICIPAÇÕES S.A.
(INTEGRAL AFFILIATE OF VIVO PARTICIPAÇÕES S.A. FROM FEBRUARY 22, 2006)

STATEMENTS OF CHANGES IN FINANCIAL POSITION
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004
(In thousands of Brazilian reais)

	Company		Consolidated
	12.31.05	12.31.04	12.31.05	12.31.04

SOURCES OF FUNDS
From operations (see below)	-	-	38,932	86,469

From shareholders-
Dividends received	3,478	2,890	-	-
	3,478	2,890	-	-

From third parties:
Transfer from noncurrent to current assets	-	132	23,326	14,791
Premium reserve adjustments	-	-	-	3,544
Transfer from current to noncurrent liabilities	-	-	548	-
Transfer from permanent to current assets	-	-	-	813
Decrease in noncurrent assets	-	-	1,529	-
Addition of loans to noncurrent liabilities	980	-	8,000	133,543
	980	132	33,403	152,691
Total sources	4,458	3,022	72,335	239,160

USES OF FUNDS
From operating (see below)	2,332	1,108	-	-
Increase in noncurrent assets	3,000	1,149	27,650	30,671
Transfer from loans, financing and derivative to current liabilities	-	-	133,303	-
Transfer from current to noncurrent assets	735	-	1,603	-
Transfer from noncurrent to current liabilities	-	-	-	12,100
Additions to property, plant and equipment	-	-	124,314	99,535
Total uses	6,067	2,257	286,870	142,306

INCREASE (DECREASE) IN WORKING CAPITAL	(1,609)	765	(214,535)	96,854

STATEMENT OF INCREASE (DECREASE) IN WORKING CAPITAL
Current assets:
At the beginning of the year	3,490	800	333,229	219,231
At the end of the year	3,591	3,490	257,318	333,229
Increase (decrease)	101	2,690	(75,911)	113,998

Current liabilities:
At the beginning of the year	5,098	3,173	286,536	269,392
At the end of the year	6,808	5,098	425,160	286,536
Increase	1,710	1,925	138,624	17,144

INCREASE (DECREASE) IN WORKING CAPITAL	(1,609)	765	(214,535)	96,854

COMPOSITION OF FUNDS FROM (USED IN) OPERATIONS
Loss for the year	(88,218)	(30,270)	(92,149)	(34,241)

Equity accounting adjustment	87,012	29,162	-	-
Depreciation and amortization	-	-	113,504	110,150
Depreciation of shared systems	-	-	(1,484)	(1,793)
Monetary variations and other charges affecting noncurrent liabilities	-	-	(16,354)	(17,390)
Monetary variations and other charges affecting noncurrent assets	(1,257)	-	(1,257)	-
Gains from long-term derivatives	-	-	29,106	24,162
Reserve for contingencies	-	-	2,321	3,253
Net book value of permanent asset disposals	-	-	1,644	2,323
Taxes and contribution	131	-	2,606	-
Increase in noncurrent liabilities	-	-	895	-
Reserve for pension and other post-retirement benefits	-	-	(12)	5
Other items that do not affect the working capital	-	-	112	-
Expenses that do not affect the working capital	85,886	29,162	131,081	120,710

Total	(2,332)	(1,108)	38,932	86,469

The accompanying notes are an integral part of these consolidated financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELE LESTE CELULAR PARTICIPAÇÕES S.A.
(INTEGRAL AFFILIATE OF VIVO PARTICIPAÇÕES S.A. FROM FEBRUARY 22, 2006)

STATEMENTS OF CASH FLOW
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004
(In thousands of Brazilian reais)

	Consolidated
	12.31.05	12.31.04
OPERATING ACTIVITIES
Loss for the year	(92,149)	(34,241)
Adjustments to reconcile net loss to cash provided by
operating activities:
Depreciation and amortization	113,504	110,150
Depreciation of shared systems	(1,484)	(1,793)
Monetary and exchange variation on loans and financing	(40,227)	(24,816)
Loss on permanent asset disposals	1,457	1,942
Provision for doubtful accounts	39,714	11,131
Increase in trade accounts receivable	(60,223)	(34,524)
Increase in recoverable taxes and deferred income taxes	(6,969)	(33,024)
(Increase) decrease in other assets and inventories	32,269	(39,082)
Increase in other noncurrent assets	(1,505)	(9,832)
Decrease in derivative contracts - assets	-	13,878
Increase (decrease) in payroll and related accruals	(212)	3,639
Increase (decrease) in accounts payable and suppliers	(9,244)	26,485
Increase (decrease) in other taxes payable	2,206	(2,274)
Increase (decrease) in other current liabilities	5,761	(777)
Increase (decrease) in accrued interest	2,485	(325)
Increase in income taxes	1,860	9,250
Increase in reserve for contingencies	5,684	3,306
Increase (decrease) in provision for pension plan	(12)	5
Increase (decrease) in other noncurrent liabilities	1,005	(60)
Derivative contracts	89,524	29,029
Net cash provided by operating activities	83,444	28,067

INVESTING ACTIVITIES
Additions to property, plant and equipment	(124,314)	(99,535)
Proceeds from asset disposals	187	381
Net cash used in investing activities	(124,127)	(99,154)

FINANCING ACTIVITIES
Loans repaid	(146,958)	(90,537)
Net settlement on derivative contracts	(75,152)	(18,726)
New loans obtained	187,625	207,529
Cash resulting from grouping of shares	5,565	-
Net cash provided by (used in) financing activities	(28,920)	98,266

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(69,603)	27,179

At the beginning of the year	86,606	59,427
At the end of the year	17,003	86,606

SUPPLEMENTARY CASH FLOW INFORMATION
Income and social contribution taxes paid	7,060	19,448
Interest paid	10,243	6,509

NONCASH TRANSACTION
Donation	3,931	3,971
Capitalized cost of disassembled tower and equipment	147	5,055
Transfer to advance for suppliers	-	807

The accompanying notes are an integral part of these consolidated financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Tele Leste Celular Participações S.A.
(Merged into Vivo Participações S.A. on February 22, 2006)

Financial Statements for the Years Ended
December 31, 2005 and 2004 and
Independent Auditors’ Report

Deloitte Touche Tohmatsu Auditores Independentes

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT AUDITORS’ REPORT

To the Management and Shareholders of
Tele Leste Celular Participações S.A.
(Merged into Vivo Participações S.A. on February 22, 2006)

Salvador - BA

1. We have audited the individual (Company) and consolidated balance sheets of Tele Leste Celular Participações S.A. (merged into Vivo Participações S.A. on February 22, 2006) and subsidiaries, as of December 31, 2005 and 2004, and the corresponding statements of loss, changes in shareholders’ equity (Company) and changes in financial position for the years then ended, all expressed in Brazilian reais and prepared under the responsibility of Company’s management. Our responsibility is to express an opinion on these financial statements.

2. Our audits were conducted in accordance with auditing standards in Brazil and comprised: (a) planning of the work, taking into consideration the significance of the balances, volume of transactions, and the accounting and internal control systems of the Company and its subsidiaries; (b) examining, on a test basis, the evidence and records that support the amounts and accounting information disclosed; and (c) evaluating the significant accounting practices and estimates adopted by Company’s management and its subsidiaries, as well as the presentation of the financial statements taken as a whole.

3. In our opinion, the financial statements referred to in paragraph 1 present fairly, in all material respects, the individual and consolidated financial position of Tele Leste Celular Participações S.A. (merged into Vivo Participações S.A. on February 22, 2006) and subsidiaries as of December 31, 2005 and 2004, the results of their operations, the changes in shareholders’ equity (Company) and the changes in their financial position for the years then ended, in accordance with Brazilian accounting practices.

4. The statements of cash flow for the years ended December 31, 2005 and 2004 are presented for purposes of additional information and are not a required part of the basic financial statements. Such information has been subjected to the auditing procedures described in paragraph 2 and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

5. As discussed in Note 33, on February 22, 2006, the Company’s shareholders approved its merger with and into Telesp Celular Participações S.A. (now Vivo Participações S.A.) under the terms previously announced to the market and described in the memorandum of merger, which resulted in the extinguishment of Tele Leste Celular Participações S.A.

6. The accompanying financial statements are a translation of the financial statements originally issued in Portuguese and have been translated into English for the convenience of readers outside Brazil.

São Paulo, February 23, 2006

DELOITTE TOUCHE TOHMATSU	José Domingos do Prado
Auditores Independentes	Accountant

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELE LESTE CELULAR PARTICIPAÇÕES S.A.
(MERGED INTO VIVO PARTICIPAÇÕES S.A. ON FEBRUARY 22, 2006)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004
(In thousands of Brazilian reais, unless otherwise indicated)

1. OPERATION AND BACKGROUND

Tele Leste Celular Participações S.A. (“Tele Leste” or the “Company”) is a publicly-traded company which, as of December 31, 2005, is controlled by Sudestecel Participações S.A. (22.26% of total capital), Brasilcel N.V. (3.36% of total capital), Tagilo Participações Ltda. (2.4% of total capital) and Avista Participações Ltda. (22.65% of total capital). Sudestecel Participações S.A., Tagilo Participações Ltda. and Avista Participações Ltda. are wholly-owned subsidiaries of Brasilcel N.V.

The controlling shareholders of Brasilcel N.V. are Telefónica Móviles, S.A. (50% of the total capital stock), PT Móveis, Serviços de Telecomunicações, SGPS, S.A. (49.999% of the total capital stock), and Portugal Telecom, SGPS, S.A. (0.001% of the total capital stock).

Tele Leste is the controlling shareholder of Telebahia Celular S.A. (“Telebahia”) and Telergipe Celular S.A. (“Telergipe”), which provide cellular telecommunications services in the States of Bahia and Sergipe, respectively, including activities necessary or useful to the provision of such services, in accordance with the authorizations granted to them.

The authorizations granted to the subsidiaries Telebahia and Telergipe shall be in force up to June 29 and December 15, 2008, respectively, and may be renewed once for a 15-year term by means of the payment of rates of approximately 1% of operators’ annual revenues.

The business of the Company and its subsidiaries, including the services they may provide, is regulated by the National Telecommunications Agency (ANATEL), the telecommunications regulatory agency, in accordance with Law No. 9,472, of July 16, 1997, and respective regulations, decrees, rulings and plans.

2. PRESENTATION OF THE FINANCIAL STATEMENTS

The individual (Company) and consolidated financial statements are presented in thousands of Brazilian reais (except where mentioned) and have been prepared in accordance with Brazilian accounting practices, which include the accounting practices derived from Brazilian corporate law, standards applicable to concessionaries of public telecommunications services, and accounting standards and procedures established by the Brazilian Securities Commission (CVM).

The consolidated financial statements have been prepared in accordance with the rules established by CVM Instruction No. 247/96 and include the balances and transactions of the subsidiaries Telebahia e Telergipe.

The subsidiaries are fully consolidated. All intercompany balances and transactions have been eliminated in consolidation.

The financial statements as of December 31, 2004 have been reclassified, as applicable, for comparability.

3. SUMMARY OF THE PRINCIPAL ACCOUNTING PRACTICES

a) Cash and cash equivalents

Are considered to be all available balances in cash and banks and all highly-liquid temporary cash investments, stated at cost plus interest accrued to the balance sheet date.

b) Trade accounts receivable

Amounts billed are calculated at the tariff rate in effect on the date the services were rendered. Trade accounts receivable also include unbilled services provided to customers to the balance sheet date and accounts receivable for the sale of handsets and accessories.

c) Provision for doubtful accounts

Provision is made for those receivables for which recovery is not considered probable.

d) Foreign currency transactions

Are recorded at the prevailing exchange rate at the time of the related transactions. Foreign currency denominated assets and liabilities are translated using the exchange rate at the balance sheet date. Gains and losses relating to exchange variations on foreign currency denominated assets and liabilities are recognized in the statements of loss as they occur. Exchange variation and premiums relating to foreign currency derivative contracts are calculated and recorded monthly regardless of the settlement date.

e) Inventories

Consist of handsets and accessories stated at the average cost of acquisition. An allowance is recognized to adjust the cost of handsets and accessories to net realizable value for inventory considered obsolete or slow moving.

f) Prepaid expenses

Are stated at amounts disbursed for expenses which have not yet been incurred.

g) Other assets

Subsidies on sales of handsets to the accredited agents are deferred and recognized in results as these handsets are activated.

h) Investments

Permanent investments in subsidiaries are accounted for by the equity method.

i) Property, plant and equipment

Property, plant and equipment are stated at the cost of acquisition or construction, less accumulated depreciation calculated by the straight-line method based on the estimated useful lives of these assets (see Note 11). Financial expense on loans to finance construction in progress is appropriated to the cost of the works. Costs incurred for repairs and maintenance that represent improvements, increases in capacity or in the useful lives of the assets are capitalized. All other routine costs are charged to results of operations as incurred. The present estimated value of costs to be incurred to dismantle towers and equipment in leased property is capitalized and amortized over the useful life of the related equipment, not to exceed the term of the lease agreements.

j) Income and social contribution taxes

Income and social contribution taxes are calculated and recorded based on the tax rates in effect on the balance sheet date, on an accrual basis. Deferred income taxes attributable to temporary differences, loss carryforwards and the negative calculation base for social contribution are recorded as assets to the extent it is probable that the assets will be realized.

k) Loans and financing

Loans and financing are adjusted for monetary and/or exchange variations and include accrued interest to the balance sheet date.

l) FISTEL fees

Telecommunications Inspection Fund (FISTEL) fees, paid on activation of subscribers, are deferred and amortized over the customers’ estimated retention period, equivalent to 24 months.

m) Reserve for contingencies

A reserve is recorded based on the opinion of management and the Company’s external legal counsel relating to the probable outcome of pending cases and is restated to the balance sheet date for the probable amount of the loss, according to the nature of each contingency in which an unfavorable outcome is probable.

n) Pension and post-retirement benefit plans

Actuarial liabilities are calculated under the projected unit credit method and plan assets are stated at fair market value. Actuarial gains and losses are recorded in income. Deficits (actuarial obligations in excess of the plan’s assets) are recognized at the end of each year. In the absence of prospects of reduction of future contributions, surpluses are not recognized (Note 26).

o) Revenue recognition

Revenues from services are recognized when services are provided, and are billed on a monthly basis. Unbilled revenues are calculated and recognized as revenues when the services are provided. Revenues from sales of prepaid cellular minutes are deferred and recognized as revenues in income as they are used.

p) Net financial expense

Represents interest and monetary and exchange variation resulting from financial investments and loans and financing obtained and granted.

q) Derivatives

The subsidiaries enter into certain foreign exchange forward and swap contracts in order to hedge their exposure to fluctuations in exchange rates and interest rates in reference to their foreign currency cash flow for debt denominated in foreign currency. These derivatives are recorded at the exchange rates in effect on the date of the balance sheet and the premiums paid or received in advance are deferred for amortization over the period of the respective contracts. Gains and losses, realized and unrealized, are estimated based on the contractual conditions and recorded as net financial expense.

r) Employees’ profit sharing

Provisions are made to recognize expense regarding the employees’ profit sharing program.

s) Loss per thousand shares

Loss per thousand shares is calculated based on the number of shares outstanding on the balance sheet date.

t) Use of estimates

The preparation of consolidated financial statements requires management to make estimates and assumptions, to the best of their ability, affecting the reported amount of assets and liabilities and the amounts of revenues, costs and expenses during the period reported. Actual results could differ from those estimates.

4. CASH AND CASH EQUIVALENTS

	Company		Consolidated
	12/31/2005	12/31/2004	12/31/2005	12/31/2004

Cash and banks	100	47	2,451	5,266
Temporary cash investments	10	-	14,552	81,340
Total	110	47	17,003	86,606

Temporary cash investments refer principally to liquid fixed income investments indexed to the CDI (interbank deposit rates).

5. TRADE ACCOUNTS RECEIVABLE, NET

	Consolidated
	12/31/ 2005	12/31/ 2004

Unbilled amounts from services rendered	27,724	18,408
Billed amounts	71,208	56,422
Interconnection	41,490	27,853
Goods sold	29,966	37,861
Provision for doubtful accounts	(22,131)	(12,796)
Total	148,257	127,748

There are no customers who contribute more than 10% of net accounts receivable as of December 31, 2005 and 2004, except for amounts receivable from Telemar Norte Leste S.A. - Telemar, which represent approximately 15% and 12%, respectively, of net accounts receivable on those dates.

Changes in the provision for doubtful accounts were as follows:

	Consolidated
	2005	2004

Beginning balance	12,796	14,434
Increase in provision	39,714	11,131
Write-offs and recoveries	(30,379)	(12,769)
Ending balance	22,131	12,796

6. INVENTORIES

	Consolidated
	12/31/ 2005	12/31/ 2004

Digital handsets	26,150	56,348
Accessories and other	421	411
Provision for obsolescence	(2,419)	(3,005)
Total	24,152	53,754

7. DEFERRED AND RECOVERABLE TAXES

	Company		Consolidated
	12/31/ 2005	12/31/ 2004	12/31/ 2005	12/31/ 2004
Prepaid/recoverable income and social contribution taxes	13,590	11,693	21,873	19,982
IRRF (withholding income tax)	23	-	2,201	4,764
Recoverable ICMS (State VAT)	-	-	30,796	25,290
Recoverable PIS and COFINS (taxes on revenue)	-	-	13,535	11,967
Other	-	359	301	1,384
Total recoverable taxes	13,613	12,052	68,706	63,387

Deferred tax and social contribution	-	264	165,764	187,635
ICMS on sales to be recognized	-	-	2,887	2,693
Total	13,613	12,316	237,357	253,715

Current	49	480	48,043	42,266
Noncurrent	13,564	11,836	189,314	211,449

Deferred income and social contribution taxes are comprised as follows:

	Consolidated
	12/31/ 2005	12/31/ 2004

Tax credits recorded on corporate restructuring	52,822	63,702
Tax credits on provisions for:
Obsolescence	403	508
Contingencies	3,064	2,076
Doubtful accounts receivable	6,288	4,901
Customer loyalty program	1,245	1,181
Pension plan	107	107
Employees’ profit sharing	109	199
Accelerated depreciation	7,251	6,443
Other	2,873	2,243
Tax loss carryforwards	91,602	106,275
Total deferred taxes	165,764	187,635

Current	5,191	-
Noncurrent	160,573	187,635

Deferred taxes have been recorded if it is probable that they will be realized, as follows:

a) Tax loss carryforwards: will be offset up to a limit of 30% per year of taxable income for the next few years.

b) Tax credits recorded on corporate restructuring: consists of the net balance of goodwill and reserve for maintaining the integrity of shareholders’ equity (Note 27) and is realized proportionally to the amortization of the goodwill of the subsidiaries, with a term of ten years.

c) Temporary differences: will be realized upon the payments of the accruals, effective losses on bad debts and realization of inventories.

The Company and its subsidiaries prepared technical feasibility studies, approved by the Board of Directors, which indicate nonrecovery in the next ten years of the deferred taxes recognized by Telebahia in the amount of R$23,327, for which a provision for write-off was recognized as of December 31, 2005, as determined by CVM Instruction No. 371/02.

Management has been monitoring the evolution of these credits and decided not to recognize deferred income and social contribution on tax losses and temporary differences of the subsidiary Telebahia as of December 31, 2005 of R$114,891 and R$115,814 (R$45,917 and R$46,839 as of December 31, 2004), respectively.

The schedule for realization of the deferred taxes is as follows:

Consolidated
Year	12/31/ 2005

2006	5,191
2007	10,938
2008	10,938
2009 and thereafter	138,697
Total	165,764

8. PREPAID EXPENSES

	Consolidated
	12/31/ 2005	12/31/ 2004

FISTEL fees	4,573	5,577
Rentals	-	27
Advertising	7,452	3,449
Financial charges	153	213
Commercial incentives	29	56
Other	1,774	2,116
Total	13,981	11,438

Current	12,635	9,649
Noncurrent	1,346	1,789

9. OTHER ASSETS

	Company		Consolidated
	12/31/ 2005	12/31/ 2004	12/31/ 2005	12/31/ 2004

Escrow deposits	-	-	14,830	12,862
Advances to employees	-	-	704	586
Credits with suppliers	-	-	899	1,305
Credit with related company	209	73	2,234	2,197
Subsidies on handset sales	-	-	1,768	8,006
Other	-	-	509	243
Total	209	73	20,944	25,199

Current	209	73	6,008	12,211
Noncurrent	-	-	14,936	12,988

10. INVESTMENTS

a) Investments in subsidiaries

Investee	Total interest - %	Total common shares - in thousands	Shareholders’ equity		Net income (loss) for the years ended December 31,
			12/31/ 2005	12/31/ 2004	12/31/ 2005	12/31/ 2004

Telebahia Celular S.A.	100	17,998	191,693	315,549	(104,515)	(45,703)
Telergipe Celular S.A.	100	1,011	58,956	48,784	13,572	12,570

b) Changes

The changes in the Company’s investments for the years ended December 31, 2005 and 2004 are as follows:

	Telebahia	Telergipe	Total

Balance as of December 31, 2003	353,880	38,961	392,841
Equity method of accounting	(41,732)	12,570	(29,162)
Change in income and social contribution tax rates on special goodwill reserve	3,401	143	3,544
Proposed dividends receivable	-	(2,890)	(2,890)
Balance as of December 31, 2004	315,549	48,784	364,333

Equity method of accounting	(100,662)	13,650	(87,012)
Write-off of deferred income and social contribution taxes	(23,194)	-	(23,194)
Proposed interest on shareholders’ equity receivable	-	(1,700)	(1,700)
Proposed dividends receivable	-	(1,778)	(1,778)
Balance as of December 31, 2005	191,693	58,956	250,649

11. PROPERTY, PLANT AND EQUIPMENT, NET

a) Composition

		Consolidated
	Annual	12/31/2005			12/31 2004
	depreciation rates - %	Cost	Accumulated depreciation	Net book value	Net book value

Transmission equipment	10.00 to 14.29	419,160	(292,558)	126,602	126,298
Switching equipment	14.29	143,915	(80,368)	63,547	63,491
Infrastructure	4.00 to 20.00	74,083	(38,027)	36,056	37,086
Land	-	4,783	-	4,783	4,613
Software use rights	20.00	91,595	(54,199)	37,396	25,163
Buildings	4.00	29,405	(6,947)	22,458	22,454
Handsets	66.67	106,909	(83,683)	23,226	18,033
Other assets	10.00 to 20.00	88,632	(52,507)	36,125	39,642
Construction in progress	-	54,572	-	54,572	52,905
Total		1,013,054	(608,289)	404,765	389,685

In 2005, the Company capitalized financial expenses incurred on loans, which are financing construction in progress to the amount of R$844 (R$1,061 as of December 31, 2004).

As of December 31, 2005, the Company had fixed assets amounting to R$26,784 (R$11,461 as of December 31, 2004) pledged as collateral in lawsuits as shown below:

Tax	24,727
Labor	754
Civil	1,303
Total	26,784

The amount attributed to the tax lawsuits relates to tax assessments for ICMS levied on activation and ISS (service tax) on the tariff for use of the mobile network (TUM). Based on the opinion of the Company’s legal counsel, these suits were classified as possible losses as of December 31, 2005; however, the Company has not recognized a provision for these cases.

12. TRADE ACCOUNTS PAYABLE

	Company		Consolidated
	12/31/ 2005	12/31/ 2004	12/31/ 2005	12/31/ 2004

Suppliers	38	386	112,283	128,370
Interconnections	-	-	6,118	5,341
Amounts payable to long-distance operators - SMP (*)	-	-	26,286	21,083
Technical assistance (Note 28)	-	-	13,683	13,159
Other	7	3	1,734	1,395
Total	45	389	160,104	169,348

(*)   The amounts to be passed on (Personal Mobile Service) (SMP) refer to the VC2 and VC3 (long distance) calls and interconnection charges billed to the Company’s clients and passed on to the long-distance operators.

13. TAXES PAYABLE

	Company		Consolidated
	12/31/ 2005	12/31/ 2004	12/31/ 2005	12/31/ 2004

ICMS	-	-	8,307	5,485
Income tax and social contribution	33	-	7,566	5,706
PIS and COFINS	157	-	5,142	5,288
FISTEL fees	-	-	1,073	1,628
FUST and FUNTTEL	-	-	373	336
CIDE (economic intervention contribution)	-	-	2,346	2,425
Other taxes	202	181	1,185	1,058
Total	392	181	25,992	21,926

14. LOANS AND FINANCING

a) Composition of debt

				Consolidated
Description	Currency	Annual interest	Maturity date	12/31 2005	12/31 2004

Financial institutions:
Resolution No. 2,770	US$	2% p.y. to 5.5% p.y.	03.10.06 to 03.28.07	33,965	171,724
Resolution No. 2,770	R$	106.35% of the CDI	04.03.06	141,526	-
European Investment Bank - BEI	US$	1.4% p.y. + Libor	06.13.08	122,840	139,303
Compror	US$	3.77% p.y. to 5.5% p.y.	05.08.06 to 09.25.06	15,000	-

Suppliers:
NEC do Brasil S.A.	US$	7.3%	11.29.05	-	1,865
Accrual interest				3,681	1,196
Total				317,012	314,088

Current				185,700	52,319
Noncurrent				131,312	261,769

Loans and financing are used for expansion and modernization of the cellular telephone network, trade finance and working capital.

b) Repayment schedule

The long-term portion of loans and financing matures as follows:

Consolidated
Year	12/31/2005

2007	8,472
2008	122,840
Total	131,312

c) Restrictive covenants

The subsidiaries have a loan from the European Investment Bank - BEI, the balance of which as of December 31, 2005 was R$122,840 (R$139,303 as of December 31, 2004). According to the contracts, a number of economic and financial ratios should be calculated annually. In the calculation made for December 31, 2005, Telebahia did not comply with the “Debt Service Ratio” (index calculated as the ratio of EBITDA to the financial costs of loans)  as of December 31, 2005. A waiver has already been obtained from the bank for noncompliance with this obligation up to December 31, 2006.

d) Derivatives

As of December 31, 2005, the subsidiaries had exchange derivative contracts in the amounts of US$79,758 thousand (US$125,704 thousand as of December 31, 2004), to hedge all their foreign exchange liabilities. As of December 31, 2005, the Company and its subsidiaries had recorded an accumulated loss of R$44,063 (R$29,691 as of December 31, 2004) on these derivative contracts, represented by an asset balance as follows:

Description	2005	2004

Current assets	118	443
Noncurrent assets	89	6,516
Total	207	6,959

Current liabilities	(11,764)	(15,327)
Noncurrent liabilities	(32,506)	(21,323)
Total	(44,270)	(36,650)

Accumulated loss	(44,063)	(29,691)

e) Guarantees

Bank	Guarantees

European Investment Bank - BEI	Trade risk guaranteed by Banco Espírito Santo

15. OTHER LIABILITIES

	Company		Consolidated
	12/31/ 2005	12/31/ 2004	12/31/ 2005	12/31/ 2004

Prepaid services to be provided	-	-	6,765	7,233
Accrual for customer loyalty program (a)	-	-	2,974	2,344
Intercompany liabilities	1	2	4,293	2,604
Provision for pension plan	-	-	263	275
Share grouping (b)	5,565	-	5,565	-
Other	-	-	10,337	5,214
Total	5,566	2	30,197	17,670

Current	5,566	2	23,781	12,394
Noncurrent	-	-	6,416	5,276

(a)    The subsidiaries have loyalty programs, in which calls are transformed into points for future exchange for handsets. The accumulated points, net of redemptions, are provisioned, considering historic redemption data, points generated and the average cost of a point.

(b)   Refers to the credit made available to shareholders who are beneficiaries of the excess shares resulting from the reverse split of the Company’s share capital (Note 17).

16. RESERVE FOR CONTINGENCIES

The Company and its subsidiaries are parties to certain lawsuits involving labor, tax and civil matters. Management has recognized reserves for cases in which the likelihood of an unfavorable outcome is considered probable by its legal counsel.

Components of the reserve are as follows:

	Consolidated
	12/31/2005	12/31/2004

Labor	6,206	4,349
Civil	5,132	2,311
Tax	9,179	8,173
Total	20,517	14,833

Current	10,887	8,017
Noncurrent	9,630	6,816

The changes in the reserve for contingencies as of December 31, 2005 are as follows:

Consolidated
2005

Beginning balance	14,833
Additional provisions, net of reversals	5,486
Transfers	492
Monetary variation	436
Payments	(730)
End of the year	20,517

16.1.   Tax claims

16.1.1.  Probable losses

a)   ISS

a.1)  Nonpayment of ISS due for tax substitution
Refers to a tax assessment of R$6,785 issued by the municipality of Salvador against Telebahia for nonpayment and late payment of ISS due for tax substitution in the period from March to June 1998. Based on the opinion of legal counsel a partial provision was made. The amount involved is approximately R$2,115.

a.2)  Based on the opinion of its legal counsel, the Company’s management established a provision of R$599 in December 2005 relating to various tax suits.

16.1.2.  Possible losses
Based on the opinion of its legal counsel and tax advisers, management believes that the resolution of the matters listed below will not have a material adverse effect on the Company’s financial position and has not recorded provisions in the financial statements as of December 31, 2005.
In relation to tax demands in which the likelihood of loss is classified as possible, the amount involved is R$84,372. The principal assessments are as follows:

a)   ICMS
The subsidiaries received tax assessments totaling R$9,487 relating to: (i) failure to proportionally reverse an ICMS tax credit on the acquisition of fixed assets, electric power and switching services, used in providing untaxed communication services; (ii) failure to reverse ICMS credits relating to rented and loaned equipment; and (iii) late payment of ICMS in the period from February to March 1998.

Telebahia Celular S.A. was assessed by the State of Bahia for nonpayment of ICMS on additional communication services from February 1998 to December 2001 and in fiscal years 2002 and 2003. The restated amount involved is R$23,415.

b)  ISS

b.1)  ISS on mobile network utilization rates
Under the understanding that a concession for the use of telecommunications networks constitutes a communication service subject to ICMS, and not rental of movable assets, the municipality of Salvador assessed Telebahia for payment of ISS on the mobile network utilization tariffs (TUM). The amount involved is approximately R$36,209.

c)   PIS and COFINS

c.1)  Law No. 9,718/98

On November 27, 1998, the PIS and COFINS calculation was changed by Law No. 9,718/98, which: (i) increased the COFINS rate from 2% to 3%; (ii) authorized the deduction of up to one third of the COFINS amount from the CSLL (Social Contribution Tax on Net Profit); and (iii) indirectly increased the COFINS and PIS due by the subsidiaries, requiring the inclusion of revenues in excess of billing in their calculation bases.

On November 9, 2005, the Plenary Session of the Federal Supreme Court took a position in respect of the changes in the PIS and COFINS calculation bases introduced by Law No. 9,718/98, the subject of numerous lawsuits brought by taxpayers in general and by the Company. In the consideration of Extraordinary Appeals No. 357,950, No. 390,840, No. 358,273 and No. 346,084, it declared unconstitutional paragraph 1 of article 3 of the above-mentioned Law, which had determined that these contributions would be levied not only on billing, but on "all the revenues received by the corporate entity, irrespective of the type of activity exercised and the accounting classification adopted for the revenues".

In light of this declaration of the Plenary Session of the Federal Supreme Court, the firm that represents the Company’s interests in this legal dispute reconsidered the classification of the probability of success in respect of the widening of the PIS and COFINS calculation bases from possible to remote loss.

The classification of the probability of success in the legal dispute in respect of the increase in the COFINS rate continues to be possible loss.

As a result of the changes introduced by Laws No. 10,637/02 and No. 10,833/03, the subsidiaries are now including revenues in excess of billing in the PIS and COFINS calculation bases.

The Company’s management is awaiting decisions on its appeals in order to revert the amount currently provisioned of R$6,465 as of December 31, 2005 (R$6040 as of December 31, 2004)

c.2)  Derivative contracts

COFINS assessment on Telebahia, relating to deductions for losses incurred on derivative contracts, which were used in determinating the calculation basis for COFINS tax. The amount involved is R$7,117.

d)  IRPJ (corporate income tax)

Tax assessment against the Company, levied on an underpayment resulting from excess allocation to FINOR, FINAN or FUNRES, as calculated pursuant to a declaration of revised audit procedures - excess application of fiscal incentives. The amount involved is R$4,892, restated to December 31, 2005.

16.2.   Labor and civil

Include several labor and civil claims, and a reserve was posted as shown previously, which is considered to be sufficient to cover the probable losses on these cases.

In relation to claims in which a loss is classified as possible, the consolidated amount involved is R$14,607 for the civil claims and R$6,392 for the labor claims.

17. SHAREHOLDERS’ EQUITY

a) Capital

In the Ordinary and Extraordinary Shareholders’ Meeting held on March 28, 2005, a reverse split of 480,618,117,605 book-entry shares, without par value, was approved, comprising 167,232,225,653 common shares and 313,385,891,952 preferred shares, representing share capital, in the proportion of 50,000 shares to 1 share of the same type. Share capital now comprises 9,612,363 book-entry shares, without par value, of which 3,344,645 are common shares and 6,267,718 are preferred shares.

At the same Meeting, the shareholders present unanimously approved the ratification of the cancellation of the 51,355,078 book-entry shares, without par value, comprising 252,498 common shares and 51,102,580 preferred shares, held in treasury, derived from the reimbursement of the shareholders that did not approve, at the Extraordinary Shareholders’ Meeting, the corporate reorganization that resulted in the merger of the shares of the subsidiaries and the reduction in capital from R$306,375 to R$306,340, in accordance with paragraph 6 of Law No. 6,404/76.

On July 28, 2005, the Company advised the shareholders of a capital increase of R$490, corresponding to the tax benefit of incorporated goodwill, effectively realized during the 2004 fiscal year. The capital was increased from R$306,340 to R$306,830, with the issue of 31,915 new common shares, guaranteeing preemptive rights as established in article 171 of Law No. 6,404/76, and establishing that funds arising from the exercise of preemptive rights were credited to Sudestecel Participações S.A.

The capital as of December 31, 2005 and 2004 comprises shares without par value, as follows:

	Thousands of shares
	12/31/ 2005	12/31/ 2004

Common shares	3,376	167,232,478
Preferred shares	6,268	313,436,995
Total	9,644	480,669,473

b) Interest on shareholders’ equity and dividends

The preferred shares do not have voting rights, except in the cases stipulated in articles 3 and 7 of the bylaws. They are, however, assured priority to receive dividends 10% higher than those allocated to common shares, or a preferential minimum noncumulative annual dividend of 6% of capital attributable to these shares, whichever is higher. In the case of payment of the minimum preferential dividend of 6% of capital per year referring to the preferred shares, if there is sufficient balance available after distribution to the holders of preferred shares, the bearers of the common shares will receive the same amount in dividends per share as the preferred shares.

Since the Ordinary General Meeting held on March 28, 2005, the preferred shares are entitled to full voting rights, in accordance with article 111, paragraph 1, of Law No. 6,404/76, due to the fact that minimum dividends on preferred shares were not paid for three consecutive years.

c) Special goodwill reserve

This reserve represents a special goodwill reserve formed as a result of the Company’s corporate restructuring, which will be capitalized in favor of the controlling shareholder at the time of effective realization of the tax benefit.

18. NET OPERATING REVENUE

	Consolidated
	2005	2004

Subscription	31,426	39,928
Usage charges	325,643	252,840
Additional call charges	24,684	27,003
Interconnection	203,629	202,452
Data services	31,751	14,319
Other services	17,607	17,597
Total gross revenue from services	634,740	554,139

ICMS	(112,629)	(90,784)
PIS and COFINS	(23,069)	(20,320)
ISS	(278)	(277)
Discounts granted	(20,624)	(14,755)
Net operating revenue from services	478,140	428,003

Gross revenue from sale of handsets and accessories	193,595	155,408

ICMS	(13,485)	(17,532)
PIS and COFINS	(9,905)	(9,924)
Discounts granted	(79,696)	(60,746)
Returns of goods	(6,821)	(8,189)
Net operating revenue from sales of handsets and accessories	83,688	59,017

Total net operating revenue	561,828	487,020

There are no customers that contributed more than 10% of the gross operating revenue during the years ended December 31, 2005 and 2004, except for Telemar Norte Leste S.A. - Telemar, a fixed line service provider, which contributed approximately 17% and 20%, respectively, mainly in relation to interconnection.

19. COST OF SERVICES AND GOODS

	Consolidated
	2005	2004

Personnel	(5,834)	(4,488)
Materials	(511)	(182)
Outside services	(20,788)	(16,899)
Leased lines	(24,498)	(18,675)
Rent, insurance and condominium fees	(13,244)	(11,423)
Interconnection	(14,761)	(16,489)
Taxes and contributions	(23,739)	(20,385)
Depreciation and amortization	(71,037)	(74,241)
Other	(74)	(39)
Cost of services	(174,486)	(162,821)
Cost of products sold	(134,323)	(118,288)
Total	(308,809)	(281,109)

20. SELLING EXPENSES

	Consolidated
	2005	2004

Personnel	(17,597)	(15,082)
Materials	(3,271)	(4,816)
Outside services	(97,101)	(69,109)
Advertising	(20,931)	(17,936)
Rent, insurance and condominium fees	(2,942)	(2,590)
Taxes and contributions	(82)	(403)
Depreciation and amortization	(30,034)	(24,017)
Provision for doubtful accounts	(39,714)	(11,131)
Other	(2,540)	(3,078)
Total	(214,212)	(148,162)

21. GENERAL AND ADMINISTRATIVE EXPENSES

	Company		Consolidated
	2005	2004	2005	2004

Personnel	(460)	(498)	(12,031)	(13,489)
Materials	-	-	(302)	(690)
Outside services	(2,069)	(1,918)	(26,888)	(26,837)
Rent, insurance and condominium fees	(19)	-	(3,531)	(1,774)
Taxes and contributions	(45)	(103)	(353)	(244)
Depreciation and amortization	-	-	(12,080)	(11,892)
Other	(13)	(5)	(1,015)	(204)
Total	(2,606)	(2,524)	(56,200)	(55,130)

22. OTHER OPERATING EXPENSES, NET

	Consolidated
	2005	2004

Income:
Fees	4,223	2,430
Recovered expenses	2,280	793
Provision reversals	695	43
Shared infrastructure/EILD	1,916	1,724
Commercial incentives	4,659	3,082
Other	1,354	689
Total	15,127	8,761

Expenses:
FUST fees	(2,731)	(2,239)
FUNTTEL	(1,366)	(1,119)
ICMS on the expenses	(995)	(857)
PIS and COFINS on other revenue	(1,773)	(2,589)
Other taxes and contributions	(424)	(889)
Reserve for contingencies	(6,181)	(2,916)
Amortization of deferred charges	(353)	-
Other operating expenses	(6,851)	(1,787)
Total	(20,674)	(12,396)

23. NET FINANCIAL EXPENSES

	Company		Consolidated
	2005	2004	2005	2004

Income:
Financial income	710	1,030	7,476	5,619
Foreign currency exchange variation	1,374	1,106	46,661	30,010
PIS/COFINS on financial income	(157)	(114)	(211)	(1,612)
Total	1,927	2,022	53,926	34,017

Expense:
Financial expense	(433)	(616)	(23,394)	(15,487)
Monetary/exchange variation	-	-	(2,487)	(2,027)
Losses on derivative contracts, net	(22)	-	(89,524)	(41,167)
Total	(455)	(616)	(115,405)	(58,681)

24. INCOME TAXES

The Company and its subsidiaries estimate and pay monthly the installments of income and social contribution taxes on an accrual basis. Deferred taxes are recognized on temporary differences, as shown in Note 7. The composition of expenses for income and social contribution taxes is given below:

	Consolidated
	2005	2004

Income tax	(13,670)	(12,234)
Social contribution tax	(4,783)	(4,412)
Deferred income tax	9,037	7,373
Deferred social contribution tax	3,298	2,654
Total	(6,118)	(6,619)

A reconciliation of the taxes on income reported, eliminating the effects of the goodwill tax benefit, and the amounts calculated at the combined statutory rate of 34% is as follows:

	Company		Consolidated
	2005	2004	2005	2004

Loss before taxes	(86,354)	(30,270)	(86,031)	(27,622)

Tax credit at combined statutory rate	29,360	10,292	29,251	9,392

Permanent additions:
Nondeductible expenses	(24)	(36)	(1,756)	(1,628)
Equity accounting	(29,584)	(9,915)	-	-
Other additions	-	-	(1,444)	-

Permanent exclusions:
Other exclusions	-	-	-	21
Tax loss and unrecognized temporary differences	(26)	(341)	(33,925)	(14,404)
Offsetting of tax loss carryforwards	(20)	-	1,642	-
Additional tax difference	-	-	24	-
Other	130	-	90	-

Tax expense	(164)	-	(6,118)	(6,619)

25. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONSOLIDATED)

a) Risk considerations

The major market risks to which the Company is exposed in conducting its business are:

  Credit risk: derived from the potential difficulty in collecting amounts from telecommunications services provided to customers, and the sales of handsets by the distribution network, together with the risks relating to investments and swap operations.

  Interest rate risk: derived from the portion of the debt and liability positions in derivatives contracted at floating rates and involves the risk of financial expenses rising due to an unfavorable movement in interest rates (principally Libor and CDI).
  Currency risk: derived from the possibility of the Company and its subsidiaries incurring losses on account of fluctuations in exchange rates that increase the balances of foreign currency denominated loan and financing liabilities.

The Company takes an active posture in managing the various risks to which it is subject, by means of a wide-ranging set of operational initiatives, procedures and policies that enable the risks inherent in its businesses to be mitigated.

Credit risk

The credit risk from providing telecommunications services is minimized by a strict control of the customer base and active management of default by means of clear policies relating to selling postpaid handsets. As of December 31, 2005, Tele Leste had 78.1% (77.8% as of December 31, 2004) of its customer base under the prepaid system, which requires prepaid loading and, therefore, reduces credit risk.

The credit risk on the sale of handsets is managed by means of a conservative credit policy, using modern management methods that involve applying credit scoring techniques, balance sheet analysis and consulting commercial databases, together with the automatic control of sales integrated with the SAP ERP software distribution module.

The Company is also subject to credit risk derived from its investments and receivables from swap operations. The Company spreads this risk by using various recognized financial institutions.

Interest rate risk

The Company is exposed to the risk of a rise in interest rates, especially the combination of interest rates associated with the cost of the CDI, due to the liability portion of the derivative operations (exchange derivatives). However, the balance of financial investments, also indexed to the CDI, partially neutralizes this effect.

As of December 31, 2005, the principal amount of foreign currency loans with external variable interest rates (Libor) was US$52,480 thousand (US$52,480 thousand as of December 31, 2004). For these transactions the Company has protection through derivative operations (interest rate swap), which neutralize the risk associated with foreign interest rate variations (Libor).

Currency risk

The Company and its subsidiaries use derivative instruments to protect against currency risk on foreign currency-denominated loans. The instruments normally used are swap options and forward contracts.

The following table summarizes the net exposure of the Company and its subsidiaries to the exchange rates as of December 31, 2005:

In thousands of
US$

Loans and financing	(73,895)
Other obligations	(5,936)
Derivative contracts	79,758
Total	(73)

b) Derivative contracts

The Company and its subsidiaries record gains and losses on derivative contracts as net financial income or expenses.

The estimated book and market values of loans and financing and derivative instruments are as follows:

	Book value	Market value	Unrealized gain (loss)

Other obligations	(13,894)	(13,894)	-
Loans and financing	(317,012)	(321,970)	(4,958)
Derivative contracts	(44,063)	(35,632)	8,431
Total	(374,969)	(371,496)	3,473

c) Market value of financial instruments

The market value of the loans and financing, swap and forward contracts was established based on the discounted cash flow method, using available interest rate projections.

The market values are calculated at a specific time based on information available and in-house valuation methodologies, and, therefore, the estimates indicated do not necessarily represent market realization values. The use of different assumptions could significantly affect the estimates.

26. POST-RETIREMENT BENEFIT PLANS

The subsidiaries, together with other companies of the former Telebrás system, sponsor private pension and health care plans for retired employees, managed by Fundação Sistel de Seguridade Social - SISTEL, as follows:

a) PBS-A: defined-benefit multisponsored plan, for participants who were previously assisted and had such status on January 31, 2000.

b) PBS Tele Leste Celular: defined-benefit plan that serves approximately 1% of the Company’s employees.

c) PAMA: multisponsored healthcare plan for retired employees and their dependents, on a shared cost basis.

The contributions to the PBS Tele Leste Plans are determined based on actuarial valuations prepared by independent actuaries, in accordance with the regulations in effect in Brazil. Cost is determined using the capitalization method and the contribution due by the sponsor is 13.5% of the payroll for the employees participating in the Plan, of which 12% is used to finance the PBS Tele Leste Plans and 1.5% for the PAMA Plan. In the year ended December 31, 2005, the contributions to these plans were R$1 (R$0 as of December 31, 2004).

d) Visão Celular CRT Benefit Plan - Visão Plan: defined contribution individual plan, introduced by SISTEL in August 2000. The Company’s contributions to Visão Plan are equal to those of the participants, varying from 0% to 7% of the participant’s salary, according to the percentage chosen by the participant. In the fiscal year ended December 31, 2005, contributions to this plan were R$889 (R$864 as of December 31, 2004).

In the fiscal year ended December 31, 2005, the Company and its subsidiaries proportionally recognized the estimated actuarial costs for 2005, and recorded R$65 as administrative expenses for such costs.

We show below the breakdown of the provision for the defined benefit retirement plans and healthcare plan for retired employees as of December 31, 2005 and 2004, as well as the other information required by CVM Resolution No. 371/00 on these plans:

Plan	2005	2004

PBS	19	142
PAMA	184	133
Visão – Telergipe	60	-
Total	263	275

1) Reconciliation of funded status

	2005
	PBS	Visão (ii) Telebahia	Visão Telergipe	PAMA (i)	PBS-A (i) and (ii)

Benefit obligation	923	970	85	620	2,360
Fair value of plan assets	(904)	(2,539)	(25)	(436)	(3,057)
Funded status	19	(1,569)	60	184	(697)

	2004
	PBS	Visão (ii)	PAMA (i)	PBS-A (i) and (ii)

Benefit obligation	846	1,335	528	2,178
Fair value of plan assets	(704)	(1,620)	(395)	(2,832)
Funded status	142	(285)	133	(654)

(i)     Refers to the Company’s proportional participation in assets and liabilities of the multisponsored plans - PAMA and PBS-A.

(ii)    Although Visão Plan and PBS-A Plan showed surpluses as of December 31, 2005, no assets were recognized by the sponsor due to the lack of prospects of making use of this surplus.

2)     Cost of plan for the year

	2005
	PBS	Visão	PAMA	PBS-A

Current service cost	2	185	3	-
Interest	92	140	58	236
Total	94	325	61	236

3)     Change in net actuarial liability (asset)

	2005
	PBS	Visão	PAMA	PBS-A

Net actuarial asset (liability) as of December 31, 2004	142	(285)	133	(654)
Current service cost	94	325	61	236
Sponsor’s and employees’ contributions for the year	(131)	(171)	-	-
Actuarial (gains) losses for the year	7	(1,157)	73	135
Return on plan assets	(93)	(221)	(83)	(414)
Net actuarial asset (liability) as of December 31, 2005	19	(1,509)	184	(697)

4)     Change in benefit obligation

	2005
	PBS	Visão	PAMA	PBS-A

Benefit obligation as of December 31, 2004	846	1,335	528	2,178
Current service cost	2	185	3	-
Interest cost	92	140	58	236
Benefits paid for the year	(63)	-	(42)	(189)
Actuarial (gains) losses for the year	46	(605)	73	135
Benefit obligation as of December 31, 2005	923	1,055	620	2,360

5)     Change in plan assets

	2005
	PBS	Visão	PAMA	PBS-A

Fair value of plan assets as of December 31, 2004	(704)	(1,620)	(395)	(2,832)
Benefits paid for the year	63	-	42	189
Actuarial gains for the year	(39)	(552)	-	-
Sponsor’s contributions for the year	(131)	(171)	-	-
Return on plan assets for the year	(93)	(221)	(83)	(414)
Fair value of plan assets as of December 31, 2005	(904)	(2,564)	(436)	(3,057)

6)     Estimated expenses for 2006

	PBS	Visão	PAMA	PBS-A

Service cost	3	142	4	-
Interest cost on actuarial liabilities	101	112	69	256
Expected return on assets	(122)	(356)	(55)	(371)
Employees’ contributions	-	(24)	-	-
Total	(18)	(126)	18	(115)

7)     Actuarial assumptions

2005
	PBS	AVisão	PAMA	PBS-A
Discount rate used at current value of actuarial liabilities	11.30% p.y.	11.30% p.y.	11.30% p.y.	11.30% p.y.
Estimated return rate on plan assets	13.98% p.y.	13.98% p.y.	12.88% p.y.	12.53% p.y.
Future salary growth rate	7.10% p.y.	7.10% p.y.	7.10% p.y.	7.10% p.y.
Medical costs growth rate	-	-	8.15% p.y.	-
Benefits growth rate	5.00% p.y.	5.00% p.y.	5.00% p.y.	5.00% p.y.
Invalid mortality table	IAPB-57	IAPB-57	-	-
Mortality table	UP94 with 2 years of increase in hazard and segregated by sex	UP94 with 2 years of increase in hazard and segregated by sex	UP94 with 2 years	UP94 with 2 years of increase in hazard and segregated by sex
Disability Table	Mercer disability	Mercer disability	Mercer disability

27. CORPORATE RESTRUCTURING

On November 29, 2000, a corporate restructuring was concluded, in which the goodwill paid in the privatization process of the Company was transferred to its subsidiaries.

The financial statements maintained for the companies’ corporate and tax purposes record specific accounts relating to the goodwill, the related reserve and the respective amortization, reversal and tax credit, the balances of which as of December 31, 2005 and 2004 are as follows:

	Amounts on the date of merger	Consolidated
		12/31 2005	12/31/ 2004

Balance sheet:
Incorporated goodwill	376,316	155,362	187,531
Provision	(251,972)	(102,540)	(123,829)
Amount	124,344	52,822	63,702

		2005	2004

Statement of operations:
Amortization of goodwill		32,169	32,169
Reversal of provision		(21,289)	(21,232)
Tax benefit		(10,880)	(10,937)
Net effect on net income		-	-

As shown above, amortization of the goodwill, net of the provision reversal and corresponding tax credit, produces a zero effect on the results for the year and, consequently, for the basis of calculation of minimum compulsory dividends. To optimize the presentation in the financial statements of the companies’ financial and equity situation, the net value of R$52,822 as of December 31, 2005 (R$63,702 as of December 31, 2004), which in essence represents the tax credit relating to the corporate restructuring, was classified in the balance sheet under noncurrent assets as deferred taxes (Note 7).

28. TRANSACTIONS WITH RELATED PARTIES

The principal transactions with unconsolidated related parties are as follows:

a)   Use of network and long-distance (roaming) cellular communication: these transactions involve companies owned by the same controlling group: Telecomunicações de São Paulo S.A. - Telesp, Telerj Celular S.A., Telest Celular S.A., Global Telecom S.A., Tele Centro Oeste Celular Participações S.A., Telems Celular S.A., Teleron Celular S.A., Telemat Celular S.A., Teleacre Celular S.A., Telegoiás Celular S.A., Norte Brasil Telecom S.A. and Celular CRT S.A. Some of these transactions were established based on contracts signed by Telebrás with the concessionaire operators during the period prior to privatization, and the conditions were regulated by ANATEL.

b)   Technical assistance: refers to the provision of technical assistance services to corporate management advisory services by Telefónica Móviles S.A., calculated based on a percentage of the net services revenue, monetarily restated in accordance with the currency variation.

c)   Corporate services: these are passed on to the associated companies at the cost effectively incurred for these services.

d)   Call-center services: provided by Atento Brasil S.A. and Mobitel S.A. - Dedic to users of the telecommunications services of the subsidiaries, contracted for 12 months, renewable for the same period.

e)   Maintenance: of the modular profitability analysis system (MARE) by Telefónica Móbile Solution, contracted for 12 months, renewable for an equal period.

We set forth below a summary of the balances and transactions with unconsolidated related parties:

	Consolidated
	12/31/2005	12/31/2004

Assets:
Trade accounts receivable, net	4,664	5,068
Receivable from Group companies	2,234	2,197

Liabilities:
Trade accounts payable	7,820	6,336
Technical assistance	13,683	13,159
Intercompany liabilities	4,293	2,604

	Consolidated
	12/31/ 2005	12/31/ 2004
Statement of operations-
Net operating revenue:
Telecomunicações de São Paulo S.A. - Telesp	19,552	21,119
Telefônica Comunicaciones Personales Unifon	30	-
Telefónica Móviles Chile	3	-
Balance as of December 31	19,585	21,119

Income-
Cost of sales and services-
Telecomunicações de São Paulo S.A. - Telesp	-	(50)
Balance as of December 31	-	(50)

Selling expenses:
Terra Brasil S.A.	(18)	-
Mobitel S.A.	(12,177)	-
Atento Brasil S.A.	(15,138)	(18,968)
Balance as of December 31	(27,333)	(18,968)

General and administrative expenses:
Telecomunicações de São Paulo S.A. - Telesp	-	(431)
Telefónica Soluciones de Informática	(187)	-
Telefônica Mobile Solutions	(112)	-
Telefônica Gestão de Serviços Compartilhados T-Gestiona	(89)	-
Primesys Soluções Empresariais	(420)	-
Telefônica Empresas Brasil	(681)	-
Telefónica Móviles S.A.	(2,099)	(4,827)
Balance as of December 31	(3,588)	(5,258)

Financial income, net:
Telefônica Comunicaciones Personales Unifon	5	-
Atento Brasil S.A.	2	-
Telefônica Móviles, S.A.	1,287	-
Telefônica Internacional, S.A.	287	-
Balance as of December 31	1,581	-

Other operating revenue-
Telefônica Mobile Solutions	3	-
Balance as of December 31	3	-

	Consolidated
	12/31/ 2005	12/31/ 2004

Recovery of expenses from joint - venture, proportional:
Celular CRT Participações S.A.	961	926
Tele Sudeste Celular Participações S.A. and subsidiaries	1,662	1,811
Telesp Celular Participações S.A. and subsidiaries	5,972	6,325
Balance as of December 31	8,595	9,062

Expenses from joint venture, proportional:
Celular CRT Participações S.A.	(539)	(411)
Tele Sudeste Celular Participações S.A. and subsidiaries	(3,677)	(3,800)
Telesp Celular Participações S.A. and subsidiaries	(13,752)	(11,731)
Balance as of December 31	(17,968)	(15,942)

29. DIRECTORS’ FEES

During 2005 and 2004, directors’ fees totaled R$381 and R$643, consolidated, and R$87 and R$281, Company, respectively, and were appropriated as expense.

30. INSURANCE (CONSOLIDATED)

The Company and its subsidiaries have a policy of monitoring the risks inherent to their operations. Accordingly, as of December 31, 2005, the companies had insurance policies in effect to cover operating risks, third-party liability, health, etc. The management of the Company and its subsidiaries considers that the amounts are sufficient to cover possible losses. The principal assets, liabilities or interests covered by insurance are shown below:

Type	Insured amount

Operating risks	R$881,080
General civil liability	R$7,560
Vehicle (officers’ fleet)	FIPE table - 100% - R$250 for bodily harm and R$50 for damage to property
Vehicle (operational fleet)	R$250 for bodily harm and R$50 for damage to property

31. AMERICAN DEPOSITARY RECEIPTS - ADR PROGRAM

On November 16, 1998, the Company began trading ADRs with the following characteristics on the New York Stock Exchange - NYSE:

  Type of share: preferred.

  Each ADR represents one preferred share.

  The shares are traded as ADRs under the symbol “TBE”, on the NYSE.

  Foreign depositary bank: The Bank of New York.

  Custodian bank in Brazil: Banco Itaú S.A.

32. RECONCILIATION OF COMPANY AND CONSOLIDATED RESULTS FOR THE FISCAL YEAR

The reconciliation of losses for the fiscal years ended December 31, 2005 and 2004, Company and consolidated, is as follows:

	2005	2004

Company loss	(88,218)	(30,270)
Equipment donations received by subsidiaries	(3,931)	(3,971)
Consolidated loss	(92,149)	(34,241)

33. SUBSEQUENT EVENTS

On December 4, 2005, the Company’s Board of Directors approved the merger of Tele Leste into Telesp Celular Participações S.A. (“Corporate Restructuring”).

On January 11, 2006 the Managing Council of ANATEL approved the corporate restructuring of Vivo Group.

On February 22, 2006 the General Meeting approved the merger of the Company into Telesp Celular Participações S.A. (“TCP”), and the changing of the name of TCP to Vivo Participações S.A., as previously proposed by the Board of Directors and communicated to the market.

The shareholders of the companies will receive 3.8998 TCP shares for each share in the merged company.

Since the Company merged into TCP andwas extinguished, its registration with the CVM, the São Paulo Stock Exchange (BOVESPA), the Securities and Exchange Commission - SEC and the NYSE will be cancelled.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 27, 2006

TELE LESTE CELULAR PARTICIPAÇÕES S.A.

By:	/S/ Paulo Cesar Pereira Teixeira
Paulo Cesar Pereira Teixeira Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.